Exhibit 2.1
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
Among
AT&T INC.
INDEPENDENCE MERGER SUB INC.,
and
CENTENNIAL COMMUNICATIONS CORP.
Dated as of November 7, 2008

INDEX OF DEFINED TERMS

1999 Plan	5
2008 Plan	5
Actions	16
Additional Contracts	22
affiliate	56
Agreement	1
Amendment Agreement	1
Asset Dispositions	48
associate	56
Board of Directors	10
business day	56
Certificate of Merger	2
Certificates	4
Closing	1
Closing Certificate	4
Closing Date	2
Closing Target Bonus	39
Code	7
Communications Act	11
Company	1
Company Alternative Proposal	36
Company Benefit Plans	14
Company Book-Entry Shares	4
Company Change of Recommendation	38
Company Common Stock	3
Company Disclosure Schedule	7
Company Employees	39
Company Financials	12
Company IP	20
Company License Schedule	23
Company Licenses	23
Company Material Contract	21
Company Meeting	37
Company Owned Shares	3
Company Parties	54
Company Permits	14
Company Preferred Stock	9
Company Recommendation	37
Company Regulatory Approvals	11
Company SEC Documents	12
Company Stock Option	5
Company Stockholder Approval	21
Company Superior Proposal	36
Confidentiality Agreement	34
Contract	11
Contracts	11
control	56
controlled by	56
Copyrights	20
Debt Offers	46
Delaware Court	58
DGCL	1
Dissenting Shares	3
Effective Change of Recommendation	35
Effective Time	2
Employees	19
Environmental Laws	19
ERISA	14
ERISA Affiliate	15
Exchange Act	11
Exchange Fund	4
Excluded Shares	3
FAA Rules	24
FCC	8
FCC Rules	11
Final Order	51
GAAP	8
Governmental Entity	11
Hazardous Substance	19
HSR Act	11
Indebtedness	56
Indemnified Parties	44
Insurance Policies	25
Intellectual Property	20
IRS	15
knowledge	57
Laws	14
Lien	9
Material Adverse Effect	8
Maximum Amount	45
Merger	1
Merger Consideration	3
Merger Sub	1
New Plans	40
Note Indebtedness	46
Offer Documents	47
Old Plans	40
Option Plans	5

v

Orders	16
Other Company Licenses	25
Parent	1
Parent Condition	51
Parent Disclosure Schedule	26
Parent Regulatory Approvals	27
Parent Shares	3
Paying Agent	4
Permits	14
Permitted Liens	57
person	57
Proxy Statement	36
PUCs	11
Qualifying Transaction	55
Regulatory Approvals	49
Regulatory Material Adverse Effect	42
Representatives	34
Required Regulatory Approvals	49
Retention Pool	40
Risk Factors	26
SEC	7
Stockholders Agreement	57
Subsequent Company SEC Documents	12
Subsidiary	57
Surviving Corporation	1
Takeover Statute	23
Tax	18
Tax Authority	18
Tax Return	18
Taxes	18
Termination Date	52
Termination Payment	53
Trademarks	20
under common control with	56
Voting Agreement	1

     AGREEMENT AND PLAN OF MERGER, dated as of November 7, 2008 (this “Agreement”) among AT&T Inc., a Delaware corporation (“Parent”), Independence Merger Sub Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Merger Sub”) and Centennial Communications Corp., a Delaware corporation (the “Company”).
W I T N E S S E T H:
     WHEREAS, the respective boards of directors of each of Merger Sub and the Company have approved and declared advisable, and Parent’s board of directors has approved, this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and
     WHEREAS, concurrent with the execution of this Agreement, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and incurring the obligations set forth herein, a stockholder of the Company, who beneficially or of record holds an aggregate of approximately eighteen percent (18%) of the outstanding shares of Company Common Stock, has entered into a Voting Agreement, dated as of the date hereof, with Parent (the “Voting Agreement”), pursuant to which, upon the terms set forth therein, such stockholder has agreed to vote the shares of Company Common Stock over which it has voting control in favor of the adoption of this Agreement; and
     WHEREAS, concurrent with the execution of this Agreement, Parent and the Company have entered into an Amendment Agreement, dated as of the date hereof, (the “Amendment Agreement”), pursuant to which, upon the terms set forth therein, the parties have agreed to amend that certain IMR Agreement, by and between Subsidiaries of Parent and the Company.
     NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, each of Parent, Merger Sub and the Company agrees as follows:
ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”).
     Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, on a date to be specified by the parties in writing which shall be no later than the third business day after the satisfaction or waiver (to the extent permitted by applicable Law of the conditions set forth in Article VI (other than those conditions that, by their terms, are to be satisfied by action at the Closing, but subject to such satisfaction or waiver) at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004 or at such other location or time and date that the parties hereto agree in writing. The date on which the Closing actually occurs (in accordance with the foregoing sentence) is referred to in this Agreement as the “Closing Date.”
     Section 1.3 Effective Time. Immediately following the Closing, the Company and Parent shall execute and file in the office of the Secretary of State of the State of Delaware a certificate of merger, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective at the time of filing of the Certificate of Merger, or at such later time as is agreed upon by the parties hereto and set forth therein (such time as the Merger becomes effective is referred to herein as the “Effective Time”).
     Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     Section 1.5 Certificate of Incorporation and By-laws of the Surviving Corporation.
          (a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.11 hereof).
          (b) At the Effective Time, the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation and the Company shall, prior to the Closing, take all steps necessary to implement the foregoing.
     Section 1.6 Directors and Officers. The board of directors of Merger Sub immediately prior to the Effective Time shall be the initial board of directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, and the Company shall, prior to the Closing, take all steps necessary to implement the foregoing.

ARTICLE II
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
     Section 2.1 Effect on Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:
          (a) Conversion of Company Common Stock. Subject to Section 2.1(d), each share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company (other than Excluded Shares, Dissenting Shares (to the extent provided in Section 2.1(d)) and Parent Shares) issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and shall thereafter represent the right to receive $8.50 in cash, without interest (the “Merger Consideration”).
All shares of Company Common Stock to be converted into Merger Consideration pursuant to this Article II shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and cease to exist, and each holder of a Certificate, other than a Certificate for Excluded Shares, shall thereafter cease to have any rights with respect to such shares of Company Common Stock formerly represented thereby, except the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted.
          (b) Treasury Shares; Parent and Merger Sub Owned Shares. Each share of Company Common Stock held in treasury of the Company (the “Company Owned Shares”) shall automatically be cancelled, and no Merger Consideration shall be delivered in exchange therefor. All shares of Company Common Stock owned by Parent, Merger Sub or any direct or indirect wholly-owned Subsidiary of Parent or the Company (the “Parent Shares” and, together with the Company Owned Shares, collectively, the “Excluded Shares”) shall remain outstanding and unaffected by the Merger and shall not be converted into the Merger Consideration.
          (c) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
          (d) Dissenting Shares.
          (i) Notwithstanding any provision of this Agreement to the contrary, other than Section 2.1(d)(ii), any shares of Company Common Stock held by a holder who has perfected a demand for appraisal rights for such shares pursuant to Section 262 of the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost the right to appraisal under Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into or represent a right to receive Merger Consideration pursuant to Section 2.1(a), but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under the DGCL. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Corporation or of a stockholder of Parent.
          (ii) Notwithstanding the provisions of Section 2.1(d)(i), if any holder of shares of Company Common Stock who demands appraisal for such shares in accordance with the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) such appraisal right, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive Merger Consideration as set forth in Section 2.1(a) of this Agreement, without any interest thereon.
          (iii) The Company shall give Parent (A) prompt notice of any written demands for appraisal rights of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company which relate to any such demand for appraisal rights and (B) the opportunity to participate in and direct all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal rights of Company Common Stock or offer to settle or settle any such demands.
     Section 2.2 Paying Agent; Surrender and Payment.
          (a) Closing Certificate. One (1) business day prior to the Closing Date, an executive officer of the Company shall deliver to Parent a certificate (the “Closing Certificate”) certifying on behalf of the Company (i) the number of shares of Company Common Stock that will be issued and outstanding as of the Effective Time and (ii) the number of Company Stock Options that will be converted into cash pursuant to Section 2.2(e).
          (b) Paying Agent. Prior to the Effective Time, Parent shall designate, or shall cause to be designated (pursuant to an agreement in form and substance reasonably acceptable to the Company), a bank or trust company (the “Paying Agent”) that is reasonably satisfactory to the Company to act as agent for the payment of the Merger Consideration in respect of certificates that immediately prior to the Effective Time represented shares of Company Common Stock, other than Excluded Shares, (the “Certificates”) and shares of Company Common Stock, other than Excluded Shares, represented by book-entry (“Company Book-Entry Shares”), upon surrender of such Certificates and Company Book-Entry Shares in accordance with this Article II from time to time after the Effective Time.
          (c) Deposit of Cash. Simultaneously with the Closing, Parent shall deposit or shall cause to be deposited with the Paying Agent, for the benefit of the holders of Company Common Stock (other than Excluded Shares), cash in an amount approximately equal to the aggregate Merger Consideration (the “Exchange Fund”).

          (d) Exchange Procedures. Promptly following the Effective Time (but in no event later than the third business day thereafter), the Paying Agent shall mail to each holder of record of a Certificate or Company Book-Entry Shares whose shares were converted into the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Company Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Company Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Company Book-Entry Shares shall have been converted into the right to receive pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, Certificates and letters of transmittal (and any related documentation) may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery). Each former stockholder of the Company, upon surrender to the Paying Agent of a Certificate or Company Book-Entry Share, as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, shall be entitled to receive a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 2.2(k)) equal to the aggregate amount of Merger Consideration into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates or Company Book Entry Shares, as applicable, were converted in accordance with this Article II. Until surrendered as contemplated by this Section 2.2, each Certificate or Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Article II. No interest will be paid or will accrue on any cash payable to holders of Certificates or Company Book-Entry Shares under the provisions of this Article II.
          (e) Exchange Procedures for Company Stock Options.
          (i) Prior to the Effective Time, each unexercised option to purchase or acquire a share of Company Common Stock under the Company’s and its Subsidiaries’ 2008 Stock Option and Restricted Stock Purchase Plan (the “2008 Plan”) and 1999 Stock Option and Restricted Stock Purchase Plan (the “1999 Plan”, and together with the 2008 Plan, the “Option Plans”), (each such option, a “Company Stock Option”) which is outstanding at the Effective Time (whether vested or unvested) shall be cancelled at the Effective Time and shall only entitle the holder thereof to the right to receive from the Surviving Corporation in cash (without interest) an amount equal to the product of (x) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Company Stock Option and (y) the number of shares of Company Common Stock for which such Company Stock Option shall not have been previously exercised;
          (ii) At or prior to the Effective Time, the Company, the Board of Directors or the compensation committee of the Board of Directors, as applicable, shall take all actions reasonably requested by Parent to effectuate the provisions of this Section 2.2(e). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation or any of their Subsidiaries will be required to deliver shares of Company Common Stock to any person pursuant to or in settlement of Company Stock Options.
          (iii) Parent agrees to pay or cause to be paid by check all amounts owed by it under this Section 2.2(e) as soon as is reasonably practicable following calculation of such amounts but no later than three (3) business days following the Closing.
          (f) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed payment in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Company Book-Entry Shares, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which remain unpaid at the Effective Time.
          (g) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company for nine (9) months after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holders of Company Common Stock (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration.
          (h) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no registration of transfers on the transfer books of the Surviving Corporation of the Company Common Stock which were outstanding immediately prior to the Effective Time. If, from and after the Effective Time, Certificates or Company Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by Law.
          (i) No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Company Book-Entry Share shall not have been surrendered prior to such date on which any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, and any holders of the Certificates or Company Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Merger Consideration (after giving effect to any Tax withholdings as provided in Section 2.2(k)).
          (j) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such

Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration.
          (k) Tax Withholding. Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts payable under this Agreement to any holder of Company Common Stock or Company Stock Options such amounts as Parent or the Paying Agent, as applicable, are required to withhold or deduct under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Paying Agent and duly and timely paid over to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Company Stock Options, as the case may be, in respect of whom such deduction and withholding were made by Parent or the Paying Agent.
          (l) Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as (i) disclosed in any Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K filed by the Company since May 31, 2008 and prior to the date hereof with the U.S. Securities and Exchange Commission (the “SEC”) (excluding all disclosures in any “Risk Factors” sections and any other prospective or forward-looking information), or (ii) disclosed in the corresponding section of the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), provided, however, that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or sections of this Agreement (whether or not an explicit cross reference appears) to which the relevance of such item is reasonably apparent on its face, the Company represents and warrants to Parent and Merger Sub, as follows:
     Section 3.1 Qualification, Organization, Etc. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation or organization and has the corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership, leasing or operation of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Company has delivered or made available to Parent prior to the date hereof complete and correct copies as in effect as of the date hereof of the certificates of incorporation, by-laws, or other equivalent organizational documents of the Company and each of its Subsidiaries. The Company and its wholly owned Subsidiaries are not in violation of any provision of their respective certificate of incorporation, by-laws or other equivalent organizational documents. The other Subsidiaries of the Company are not, individually or in the aggregate, in violation of their respective certificates of incorporation, by-laws or equivalent organizational documents in any material respect.
     As used in this Agreement, any reference to any state of facts, event, change or effect having a “Material Adverse Effect” shall mean a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries taken as a whole, excluding any such effect resulting from or arising in connection with (a) changes or conditions (including political conditions) generally affecting (i) the United States, with respect to markets in the United States, and/or Puerto Rico, with respect to markets in Puerto Rico, economy or financial markets or (ii) the United States, with respect to markets in the United States, and/or Puerto Rico, with respect to markets in Puerto Rico, mobile wireless voice and data industry or competitive local exchange carrier industry; (b) any change in generally accepted accounting principles as applied in the United States (“GAAP”); (c) any change in the market price or trading volume of Company Common Stock (but not the underlying cause of such change unless such cause would otherwise be excepted from this definition); (d) any (i) legislation adopted after November 4, 2008 by any Governmental Entity having jurisdiction over the Company and its Subsidiaries, (ii) rule or regulation enacted after November 4, 2008 by the Federal Communications Commission (“FCC”), any PUC or any other Governmental Entity having jurisdiction over the Company and its Subsidiaries, or (iii) changes adopted after November 4, 2008 to the Universal Service Fund program; (e) any act of terrorism or sabotage; (f) any earthquake or other natural disaster; (g) the announcement or disclosure of the existence or terms of this Agreement, the Merger or the transactions contemplated by this Agreement; (h) any failure by the Company or its Subsidiaries to meet analyst or internal estimates or projections (but not the underlying cause of such failure, unless such underlying cause would otherwise be excepted from this definition); (i) any actions taken, or failures to take action, by the Company in compliance with the express terms of this Agreement; or (j) any actions taken, or failures to take action, by Parent that are in breach of the roaming agreement between Parent and the Company (or their respective Subsidiaries); except to the extent such effects in the cases of clauses (d), (e) and (f) above (A) disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies in the United States, with respect to the Company’s and its Subsidiaries’ businesses in the United States, and/or Puerto Rico, with respect to the Company’s and its Subsidiaries’ businesses in Puerto Rico, engaged in the industries in which the Company and its Subsidiaries operate (in which case, only the extent of such disproportionate effects (if any) shall be taken into account and considered for purposes of determining whether a Material Adverse Effect has occurred) or (B) result in a bankruptcy of the Company.

     Section 3.2 Capital Stock.
          (a) As of the date hereof, the authorized capital stock of the Company consists of 240,000,000 shares of Company Common Stock, and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of October 31, 2008, (i) 108,353,686 shares of Company Common Stock were issued and outstanding, (ii) 20,456,720 shares of Company Common Stock were reserved for issuance pursuant to the 1999 Plan and 10,000,000 shares of Company Common Stock were reserved for issuance pursuant to the 2008 Plan and (iii) no shares of Company Preferred Stock were issued or outstanding. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted in clause (ii) above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. Neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and non-assessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any liens, charges, mortgages, deeds of trust, encumbrances, restrictions, easements, pledges, security interests, claims, other encumbrances or charges of any kind (each, a “Lien”).
          (b) (i) Except as set forth in Section 3.2(a), as of the date hereof: (A) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that have become outstanding after October 31, 2008 that are set forth on Section 3.2(c) of the Company Disclosure Schedule and (B) there are no outstanding subscriptions, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights, or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company is a party obligating the Company to (w) issue, transfer or sell any shares of capital stock or other equity interests of the Company or securities convertible into or exchangeable for such shares or equity interests, (x) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase, (y) redeem or otherwise acquire any such shares of capital stock or other equity interests or (z) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in the Company.
          (ii) Except as set forth in Section 3.2(a), as of the date hereof, there are no material outstanding subscriptions, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights, or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating any of the Company’s Subsidiaries to (w) issue, transfer or sell any shares of capital stock or other equity interests of any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (x) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase, (y) redeem or otherwise acquire any such shares of capital stock or other equity interests or (z) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.
          (c) (i) Section 3.2(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of all persons who, as of October 31, 2008, held outstanding awards to acquire shares of Company Common Stock (including Company Stock Options) under the Option Plans, indicating, with respect to each Company Stock Option then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and date of grant and since such date no other awards to acquire shares of the Company Common Stock have been issued.
          (ii) Each Company Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Option Plans pursuant to which it was issued, (B) has an exercise price (if applicable) per share of Common Stock equal to or greater than the fair market value of a share of Common Stock at the close of business on the grant date (as adjusted for the dividend recapitalization effected by the Company in January 2006), (C) has a grant date identical to the date on which the Company Board or compensation committee actually awarded such Company Stock Option, (D) qualifies for the tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company Financials, respectively, and (E) is exempt from Section 409A of the Code.
          (d) Except for the Company Stock Options, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter.
          (e) Except as expressly contemplated by the Stockholders Agreement and the Voting Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.
       Section 3.3 Corporate Authority Relative to this Agreement; No Violation.
          (a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company (“Board of Directors”) and, except for the (i) Company Stockholder Approval and (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors has determined that the transactions contemplated by this Agreement are fair to and in the best interest of the Company and its stockholders and to recommend to such stockholders that they adopt this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this

Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).
          (b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) the Communications Act of 1934, as amended, and applicable rules and regulations thereunder (the “Communications Act”), including any rules, regulations and orders of the FCC (the “FCC Rules”), (v) any applicable state public utility Laws and rules, regulations and orders of any state public utility commissions (“PUCs”) or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses, as set forth on Section 3.3(b)(v) of the Company Disclosure Schedule, (vi) the rules and regulations of the NASDAQ, (vii) any state securities or “blue sky” laws and (viii) the approvals set forth on Section 3.3(b)(viii) of the Company Disclosure Schedule (collectively, the “Company Regulatory Approvals”), no authorization, consent or approval of, or filing with, any U.S. or foreign governmental or regulatory agency, commission, court, body, entity or authority (each a “Governmental Entity”) is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect or significantly impair or delay the consummation of the transactions contemplated hereby.
          (c) Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, and subject to the receipt of the Company Regulatory Approvals, the execution, delivery and performance by the Company of this Agreement does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the provisions hereof will not (i) constitute or result in any breach, violation of, or a termination or default (with or without notice or lapse of time, or both) under, cause any additional payments under or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, indenture, lease, agreement, contract, instrument, Permit, concession, franchise, right or license (each, a “Contract” and collectively, “Contracts”) binding upon the Company or any of its Subsidiaries or result in the creation of any Liens upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws, in each case as amended, of the Company or any of its Subsidiaries or (iii) conflict with or violate any Laws applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.4 Reports and Financial Statements.
          (a) The Company has filed all forms, documents and reports required to be filed prior to the date hereof by it with the SEC since May 31, 2006 (the “Company SEC

Documents”). As of their respective dates, and, if amended, as of the date of such amendment, the Company SEC Documents complied in all material respects, and all documents required to be filed by the Company with the SEC on or after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act of 1933, as amended, and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of their respective dates (and, if amended, as of the date of such amendment), the Company SEC Documents did not, and any Subsequent Company SEC Documents filed with or furnished to the SEC will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
          (b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financials”) fairly present in all material respects, and the consolidated financial statements (including all related notes and schedules thereto) included in the Subsequent Company SEC Documents will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments, none of which will have a Material Adverse Effect) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Since May 31, 2008 and prior to the date hereof, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP or SEC rule or policy or applicable Law.
          (c) As of May 31, 2008, the Company’s principal executive officer and its principal financial officer have devised and maintained a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the rules and regulations under the Exchange Act. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company internal controls. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act. Since June 1, 2007 and prior to the date of this Agreement, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from any employee of the Company or any of its Subsidiaries regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent, prior to the date of this Agreement, a summary of all material complaints or concerns relating to other matters made since June 1, 2007 and through the execution of this Agreement through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board of Directors or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act of 2002 or any Company policy contemplating such reporting, including in instances not required by those rules.
     Section 3.5 No Undisclosed Liabilities.
          (a) Except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008; (ii) for liabilities and obligations incurred in the ordinary course of business since August 31, 2008; (iii) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business; (iv) for liabilities set forth on Section 3.5(a)(iv) of the Company Disclosure Schedule, and (v) for liabilities and obligations which, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect, the Company and its Subsidiaries, taken as a whole, do not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.
          (b) To the knowledge of the Company as of the date hereof, no Person who has outstanding amounts owed to the Company and its Subsidiaries in excess of $3,000,000 is insolvent or reasonably likely to file for bankruptcy or have a bankruptcy petition filing with respect to them.
     Section 3.6 No Violation of Law; Permits.

          (a) The Company and its Subsidiaries are in compliance with and are not in default under or in violation of, any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) applicable to the Company, its Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (b) To the knowledge of the Company, the Company and its Subsidiaries are in possession of, or have filed the necessary application(s) to obtain, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity (collectively, “Permits”), necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), including all pending applications for Licenses that would be Company Permits if issued or granted; and all pending applications by the Company or any of its Subsidiaries for modification, extension or renewal of any Company Permit, except where the failure to have any of the Company Permits has not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, all Company Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.7 Employee Benefit Plans.
          (a) Section 3.7(a) of the Company Disclosure Schedule lists all Company Benefit Plans as of the date hereof. For purposes of this Agreement, the term “Company Benefit Plans” means all employee benefit plans, compensation arrangements and other benefit or compensation contracts, policies or arrangements, whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retirement, deferred compensation, stock purchase, termination, pension or savings benefits, that are sponsored, maintained or contributed to by the Company, any of its Subsidiaries or any of their ERISA Affiliates for the benefit of employees, directors, consultants, former employees, former consultants and former directors of the Company or its Subsidiaries and all employee agreements, contracts, policies or arrangements providing compensation, vacation, severance, deferred compensation, termination or other benefits to any officer, employee, consultant or former employee of the Company or its Subsidiaries. True and complete copies of all Company Benefit Plans listed on Section 3.7(a) of the Company Disclosure Schedule and all amendments thereto have been provided or made available to Parent prior to the date hereof.
          (b) Any Company Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code has received a determination letter from the Internal Revenue Service the (“IRS”) and, to the knowledge of the Company, continues to satisfy the requirements for such qualification and the Company’s executive officers are not aware of any circumstances that could reasonably be expected to result in the loss of the qualification of such plan under

Section 401(a) or 401(k) of the Code, as the case may be. Neither the Company nor any ERISA Affiliate of the Company maintains or contributes or, within the past six (6) years has maintained or contributed, to any benefit plan covered by Title IV of ERISA or Section 412 of the Code. Neither the Company nor any of its Subsidiaries has incurred any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or has engaged in any transaction which is reasonably likely to result in any material liability or penalty. Each Company Benefit Plan has been maintained and administered in compliance in all material respects with its terms and with ERISA and the Code and all other applicable Laws to the extent applicable thereto. Except for the severance program described in Section 5.5(d), the Retention Pool and the severance/change of control agreements set forth on Section 3.7(a) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employee, consultant or officer of the Company or any of its Subsidiaries to severance pay, increase in severance pay, unemployment compensation or any other payment, or as required by applicable Law, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, consultant or officer, except as expressly provided in this Agreement, (iii) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Benefit Plans or (iv) result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code. There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.
          (c) No Company Benefit Plan is a “multiemployer plan” as such term is defined in Section 3(37) of ERISA, or a “multiple employer plan” as such term is defined in Section 413 of the Code, and neither the Company nor any ERISA Affiliate has sponsored, maintained or contributed to such a multiemployer or multiple employer plan in the past six (6) years.
          (d) All contributions required to be made under each Company Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the Company’s balance sheet contained in its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008. As of the date hereof, there is no material pending or, to the knowledge of the Company, threatened litigation relating to the Company Benefit Plans. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company Benefit Plan or collective bargaining agreement.
          (e) For purposes of this Agreement, “ERISA Affiliate” means any business or entity which is a member of the same “controlled group of corporations,” under “common control” or an “affiliated service group” with an entity within the meanings of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with the entity under Section 414(o) of the Code, or is under “common control” with the entity, within the meaning of Section 400l(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections of ERISA and the Code.

     Section 3.8 Absence of Certain Changes or Events.
          (a) Other than the transactions contemplated by this Agreement, from May 31, 2008 through the date of this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course in all material respects and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
          (b) Since May 31, 2008 and through the date of this Agreement, the Company and its Subsidiaries have not: (i) authorized or paid any dividends or made any distributions with respect to their capital stock, (ii) increased or in any way changed the nature of the compensation, severance or other benefits payable to current or former directors or, other than in the ordinary course of business, officers or employees, (iii) made any loans (other than advances of business expenses in the ordinary course of business consistent with past practices) to any of its officers, directors, employees, affiliates, agents or consultants, (iv) incurred, assumed guaranteed, or otherwise become liable for any Indebtedness for borrowed money (directly, contingently or otherwise), (v) in any way sold, leased, licensed, transferred, abandoned, let lapse, exchanged or swapped, mortgaged or otherwise encumbered, or subject to any Lien (other than Permitted Liens of the types described in clauses (a), (b) or (c) of the definition thereof or, to the knowledge of the Company, clause (d) of the definition thereof) or otherwise disposed of any Intellectual Property or any of their respective properties or assets, other than in the ordinary course of business, (vi) entered into any new line of business or any existing line of business in any new geographic area, or (vii) settled any Action for an amount in excess of $1,000,000 or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.9 Investigations; Litigation. There (a) is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and (b) are no civil, criminal or administrative actions, suits, litigations, arbitrations, mediations, claims, hearings, inquiries, investigations or other proceedings (“Actions”) pending (or, to the knowledge of the Company, threatened) against or affecting the Company, any of its Subsidiaries or any of their respective properties at law or in equity before, and there are no orders, judgments, awards, settlements, injunctions, or decrees (“Orders”) of, or before, any Governmental Entity, in each case, which would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.10 Tax Matters.
          (a) The Company and each of its Subsidiaries have duly and timely filed (or there has been filed on its behalf) all Tax Returns required to be filed by them (taking into account all applicable extensions) and all such Tax Returns are true, complete and correct, except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries have paid all Taxes shown as due on such Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith, and except for such failures to file or pay which do not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. There are not, to the knowledge of the Company, any unresolved questions or claims, in each case raised by a Government Entity in writing, concerning the Company’s or any of its Subsidiaries’ Tax liability that are, individually or in the aggregate, reasonably likely to have a Material Adverse Effect and are not disclosed or provided for in the Company’s consolidated balance sheets (or notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries with respect to each of such entity’s preceding three (3) taxable years for which a Tax Return was due (taking into account any extension to file) prior to the date hereof.
          (b) Except for such Liens which do not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, there are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP and identified as reserves for taxes in the Company’s consolidated balance sheets (or notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2008.
          (c) There is no audit, examination, deficiency, refund litigation or proposed adjustment in progress, pending or threatened in writing by any Tax Authority with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries other than those which do not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, none of the Company or its Subsidiaries has received notice in writing of any claim made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file a Tax Return, that the Company or such Subsidiary is or may be subject to material taxation by that jurisdiction, other than claims which do not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, where such claim has not been resolved favorably to the Company or such Subsidiary.
          (d) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against the Company or any of its Subsidiaries, except, in each case, with respect to Taxes or deficiencies, as the case may be, which do not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (e) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Company and any of its Subsidiaries, and other than liabilities from Tax Returns or Taxes which do not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) or (ii) has any liability for the Taxes of any other person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section

1.1502-6 (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, by contract or otherwise.
          (f) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
          (g) Neither the Company nor any of its Subsidiaries has, within the past five (5) years prior to the date of this Agreement, engaged in any transaction that is the same as, or substantially similar to, a transaction which is a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b) (including any transaction which the IRS has determined to be a “listed transaction” for purposes of 1.6011-4(b)(2)) or engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties under Section 6662(d) or any comparable provision of state, foreign or local law. Neither the Company nor any of its Subsidiaries has participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to Tax other than to the extent that would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (h) The Company and each of its Subsidiaries are in compliance with all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, except for such failures to comply which do not have, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (i) For purposes of this Agreement, (i) “Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, alternative minimum, accumulated earnings, personal holding company, capital, transfer, stamp, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added, (ii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes and (iii) “Tax Return” means any return, report or similar statement (including any attached schedules) required to be filed with respect to Taxes and any information return, claim for refund, amended return, or declaration of estimated Taxes.
     Section 3.11 Labor Matters. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement (or similar agreement or arrangement in any foreign country) with employees, a labor union or labor organization. Except for such matters which have not had, and would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, (a) as of the date hereof, (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries (“Employees”) and (ii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries; (b) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries; (c) there is no slowdown, or work stoppage in effect or, to the knowledge of the Company, threatened with respect to Employees and (d) the Company and its Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours and (iii) unfair labor practices. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act as a result of any action taken by the Company (other than at the written direction of Parent or as a result of the Merger) and that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.12 Environmental Matters . Except for those matters that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has, to the knowledge of the Company, at all times been in compliance with all applicable Laws, regulations, common law standard of conduct or other legal requirements relating to the protection of the environment or human health and safety (“Environmental Laws”), which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective businesses, (b) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property owned, operated or leased by the Company or any of its Subsidiaries, (c) no property currently or formerly owned or operated by the Company or any Subsidiary (including soils, groundwater, surface water, buildings or other structures) is contaminated with any substance regulated under any Environmental Law (“Hazardous Substance”) that could reasonably be expected to require investigation, remediation or other action, (d) neither the Company nor any of its Subsidiaries is subject to any liability for Hazardous Substance contamination on any third party property, (e) neither the Company nor any of its Subsidiaries has received any notice of or entered into any obligation, liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws and (f) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be likely to result in any material claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any of its properties pursuant to any Environmental Law.
     Section 3.13 Intellectual Property. Section 3.13 of the Company Disclosure Schedule sets forth a true and complete list of all registered Intellectual Property and applications therefor, and material unregistered Trademarks, Copyrights that is owned by the Company and each of its Subsidiaries, indicating for each item the record owner, jurisdiction and registration or application number. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted (the “Company IP”), free and clear of any Liens and the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company IP is subsisting, valid and enforceable; (b) there are no pending or, to the knowledge of the Company, threatened Actions by any person, or Orders seeking to cancel or limit, or challenging the validity, enforceability, ownership or use by the Company or its Subsidiaries, of any (i) trademarks, service marks, trade dress, logos, trade names, Internet domain names or the goodwill associated or symbolized therewith (“Trademarks”); (ii) works of authorship in any media and copyrights (“Copyrights”); (iii) inventions, discoveries, patents, confidential and proprietary information, including trade secrets and know-how or other intellectual property or applications and registrations therefor (collectively, the “Intellectual Property”) used in their respective businesses as currently conducted; and (c) the conduct of the businesses of the Company and its Subsidiaries, and the Company IP, do not and have not in the past three (3) years infringe(d) upon, misappropriate(d) or otherwise violate(d) any Intellectual Property of any person, and neither the Company nor any of its Subsidiaries has received any written notice from any other person challenging the right of the Company or any of its Subsidiaries to use any of the Intellectual Property used by the Company or any of its Subsidiaries. As of the date hereof, there are no pending Actions by the Company or any of its Subsidiaries alleging that any other person is infringing, misappropriating or otherwise violating the Company IP and the Company knows of no valid basis for any such Action, in each case except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries take all reasonable actions to protect, police, maintain and preserve the Intellectual Property that is material to its business. The Company’s and its Subsidiaries’ computers, software, firmware, middleware, servers, networks and all other information technology equipment operate and perform in all material respects as required by the Company and its Subsidiaries in connection with their respective businesses as currently conducted and have not materially malfunctioned or caused a material and prolonged business disruption within the past three (3) years. The Company and each of its Subsidiaries have implemented reasonable backup, security and disaster recovery technology policies and procedures.
     Section 3.14 Section 203 of the DGCL. The Board of Directors has approved (a) this Agreement and the Merger (assuming the accuracy of the representations and warranties set forth in Section 4.6) and (b) the Voting Agreement for purposes of Section 203 of the DGCL.
     Section 3.15 Property. Except as would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect, the Company or one of its Subsidiaries owns, and has good and valid title to, all of its owned real property and has valid leasehold interests in all of its leased properties, free and clear of all Liens (except in all cases for Permitted Liens). Except as would not, individually or in the aggregate, have a Material Adverse Effect, all leases under which the Company or any of its Subsidiaries lease any real property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Company’s knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.
     Section 3.16 Opinions of Financial Advisors. The Board of Directors has received the opinions of Evercore Partners and Barclays Capital, each dated the date of this Agreement, in the form provided to the Parent prior to the date hereof, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair to the holders of the Company Common Stock from a financial point of view, and such opinions have not been modified in any material respect or withdrawn.

       Section 3.17 Required Vote of the Company Stockholders. The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Meeting, or any adjournment or postponement thereof, is the only vote of holders of any class or series of capital stock of the Company which is necessary to adopt this Agreement and effect the Merger and the other transactions contemplated herein (the “Company Stockholder Approval”).
       Section 3.18 Certain Contracts.
          (a) Except for Contracts between or among the Company and/or any of its Subsidiaries, Section 3.18 of the Company Disclosure Schedule sets forth a list of each Contract to which the Company or any of its Subsidiaries is a party, as of the date of this Agreement, organized under captions representing each subsection set forth below (each, a “Company Material Contract”):
          (i) all “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement;
          (ii) any written contract, arrangement, commitment or understanding that limits in any material respect either the type of business in which the Company or its Subsidiaries may engage (or, after the Effective Time, Parent of its Subsidiaries) or the ability of the Company or any of its Subsidiaries to compete in any manner in any material business line, with any other person or in any geographic area;
          (iii) any Contract that requires them to deal exclusively with any person or group of related persons;
          (iv) any Contract that provides for a material indemnification obligation by the Company or any of its Subsidiaries under any Contract entered into outside of the ordinary course of business;
          (v) any Contract that is an interconnection or similar agreement in connection with which the Company’s or a Subsidiary of the Company’s equipment, networks and services are connected to those of another service provider in order to allow their respective customers access to each other’s services and networks;
          (vi) any Contract that is an agency, dealer, reseller or other similar contract (except for those that are terminable, without penalty on ninety (90) days or less notice) or is subject to Act 75 of the Puerto Rico Dealers’ Act;
          (vii) contains any commitment to (A) provide wireless services coverage in a particular geographic area, (B) build out tower sites in a particular geographic area, or (C) requires annual payment by the Company or a Subsidiary of $300,000 or more for a specified number of minutes or (D) the acquisition by the Company or a Subsidiary of video content to be placed on or accessed over a mobile wireless device or otherwise;
          (viii) any Contract that provides for the lease of real or personal property providing for annual payments of $300,000 or more or aggregate payments of $600,000 or more;
          (ix) all credit agreements, indentures and other Contracts related to any Indebtedness of the Company or any of its Subsidiaries;
          (x) all joint venture, partnership or other similar agreement or arrangement relating to any joint venture or partnership in which the Company or any of its Subsidiaries is a party;
          (xi) all customer and other Contracts requiring the purchase of materials, supplies, goods, services, equipment or other assets which involve or are likely to involve, individually or together with related contracts, annual consideration in excess of $1,000,000, or aggregate consideration over the stated term of the contract in excess of $5,000,000;
          (xii) (all Contracts pursuant to which the Company or any of its Subsidiaries or, after the Effective Time, Parent or its Subsidiaries could be required to purchase or sell, as applicable, in a single transaction or series of transactions, (A) any wireless spectrum, (B) any equity interests or other assets of any person or (C) any line of business that, either individually or in the aggregate, has a fair market value or purchase price of at least $600,000;
          (xiii) the Stockholders Agreement; and
          (xiv) any roaming Contract that cannot be terminated on thirty (30) days or less notice.
          (b) A true and complete copy of each Company Material Contract entered into prior to the date hereof has been made available to Parent prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Company Material Contract or any other contract that would be a Company Material Contract if it were entered into prior to the date hereof (“Additional Contracts”) where such breach or default has had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract or Additional Contract is in breach of or in default under the terms of any Company Material Contract or Additional Contract where such breaches or defaults have had, or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect, each Company Material Contract and Additional Contract is a valid and binding obligation of the Company or the Subsidiary which is party thereto and, to the knowledge of the Company, of each other party thereto, and is enforceable against the Company or its applicable Subsidiary, as the case may be, in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other

Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).
       Section 3.19 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) as in effect on the date of this Agreement is applicable to the Company, Company Common Stock, the Merger, the Voting Agreement or the other transactions contemplated by this Agreement.
     Section 3.20 Federal Communications Regulatory Matters.
          (a) Section 3.20 of the Company Disclosure Schedule (the “Company License Schedule”) lists, such list being as of the date hereof, all licenses and authorizations issued by the FCC to the Company or any of its Subsidiaries, including Cellular Radiotelephone Service, Personal Communications Services, Advanced Wireless Service, fixed microwave and other radio authorizations and licenses, and international 214 authorizations, (collectively, the “Company Licenses”), together with the name of the licensee or authorization holder, the expiration date of the Company Licenses and, where applicable, the relevant FCC market and service designations. The Company Licenses set forth on the Company License Schedule constitute all authorizations necessary pursuant to applicable Law on the date hereof from the FCC for the business operations of the Company and its Subsidiaries as they are currently being conducted and are contemplated to be conducted within the twelve (12) months following the date of this Agreement, except those authorizations the absence of which has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. The Company License Schedule also sets forth all remaining PCS and AWS build-out deadlines specified by FCC Rules with respect to each of the Company Licenses (other than such general requirements as may be imposed upon the licensee solely to obtain renewal of such FCC License).
          (b) Each Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified. No Company License is subject to any pending regulatory proceeding (other than those affecting the telecommunications industry generally or holders of similar licenses generally) before a Governmental Entity or judicial review, unless such pending regulatory proceedings or judicial review would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. To the knowledge of the Company, no event, condition or circumstance would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure to be renewed has not had or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (c) The licensee of each Company License is in compliance with the terms of, and the FCC Rules that apply to, each Company License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Act or the FCC Rules and the payment of all regulatory fees, contributions to the Universal Service Fund, the TRS Fund and all other such funds to which contributions are required by the FCC Rules, except where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.

          (d) Except for structures that do not require registration, each of the antenna structures used for the operation of the Company Licenses has been registered with the FCC by the Company or the licensee Subsidiary, or, in the case of structures where the Company or one of its Subsidiaries is the lessee, to the knowledge of the Company by the lessor or an affiliate of the lessor, except, with respect to registrations the failure of which to obtain has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (e) All of the currently operating cell sites and microwave paths of the Company and its Subsidiaries, in respect of which a filing with the FCC was required, have been constructed and are currently operated in all respects as represented to the FCC in currently effective filings, and modifications to such cell sites and microwave paths have been preceded by the submission to the FCC of all required filings, in each case, except for any failure to so construct or operate or failure to make such filing that would not, individually or in the aggregate, reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (f) All transmission towers owned or leased by the Company and its Subsidiaries are obstruction-marked and lighted by the Company or its Subsidiaries to the extent required by, and in accordance with, the rules and regulations of the Federal Aviation Administration (the “FAA Rules”), except where the failure to comply with the FAA Rules would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect. Appropriate notification to the Federal Aviation Administration has been made for each transmission tower owned or leased by the Company and its Subsidiaries to the extent such notification is required to be made by the Company or a Subsidiary by, and in accordance with, the FAA Rules, in each case, except as the failure to notify the FAA would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect.
          (g) Neither the Company nor any of its Subsidiaries that provides wireless services in the United States (excluding Puerto Rico) provides or is authorized to provide local exchange or wireline services, except in Puerto Rico (other than wireless CMRS services).
     Section 3.21 Other Communications Regulatory Matters.
          (a) Section 3.21 of the Company Disclosure Schedule lists all Permits issued by any state, territorial or local Governmental Entity regulating telecommunications, Internet or cable businesses to the Company or its Subsidiaries (the “Other Company Licenses”). Such licenses and authorizations constitute all licenses and authorizations necessary from such state, territorial or local Governmental Entities for the business operations of the Company and its Subsidiaries as they are currently being conducted and proposed to be conducted within the twelve (12) months following the date of this Agreement in any state, territory or locality, except those authorizations the absence of which has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
          (b) Each Other Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of such license or licenses has not had or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect. No Other Company License is subject to (i) any conditions or requirements that have not been imposed generally upon Permits in the same service, unless such conditions or requirements would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect or (ii) any pending regulatory proceeding (other than those affecting the telecommunications industry generally or holders of Permits in the same service generally) before a Governmental Entity or judicial review, unless such pending regulatory proceeding or judicial review would not reasonably be likely to have a Material Adverse Effect.
          (c) The licensee of each Other Company License is in compliance with the terms of and the Laws that apply to each applicable Other Company License and has fulfilled and performed all of its obligations with respect thereto, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations has not had, or would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
     Section 3.22 Transactions with Affiliates. Other than pursuant to any compensation, indemnification or other similar agreements between the Company or a Subsidiary of the Company and any officer or director and other than rights to receive Merger Consideration, there are no transactions, arrangements or contracts, between the Company or any Subsidiary of the Company, on the one hand, and any affiliate of the Company (other than the Company’s wholly-owned Subsidiaries), on the other hand, that is required to be described under Item 404 of the Regulation S-K of the SEC in the Company SEC Reports, which is not described therein.
     Section 3.23 Insurance. As of the date hereof, the Company and its Subsidiaries are covered by valid and currently effective insurance policies as set forth in Section 3.23 of the Company Disclosure Schedule. All premiums payable under such policies have been duly paid to date. As of the date hereof, none of the Company or any of its Subsidiaries has received any written notice of cancellation of any such policy. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain Insurance Policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.
     Section 3.24 Finders or Brokers. Except for Evercore Partners and Barclays Capital, the arrangements with which have been disclosed to Parent prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.
     Section 3.25 No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the foregoing, neither the Company nor any of its Subsidiaries has made or makes any representation or warranty with respect to any financial projections, estimates, budgets or operational metrics.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT
     Except as (i) disclosed in any Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K filed by Parent since December 31, 2007 and prior to the date hereof with the SEC (excluding all disclosures in any “Risk Factors” sections and any other prospective or forward-looking information) or (ii) disclosed in the corresponding section of the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”); provided, however, that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or sections of this Agreement (whether or not an explicit cross reference appears) to which the relevance of such item is reasonably apparent on its face, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
     Section 4.1 Qualification, Organization, Etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of its respective jurisdiction of incorporation and has the corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Parent and Merger Sub is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership, leasing or operation of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has delivered or made available to the Company prior to the date hereof complete and correct copies as in effect as of the date hereof of the certificates of incorporation and by-laws of Parent and Merger Sub. Neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or by-laws, other than such violations as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
     Section 4.2 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and immediately prior to the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Voting Agreement and the other transactions contemplated by this Agreement and the Voting Agreement.

     Section 4.3 Corporate Authority Relative to this Agreement; No Violation.
          (a) Each of Parent and Merger Sub has requisite corporate power and authority to enter into this Agreement and the Voting Agreement and, except (with respect to Merger Sub) for the adoption of this Agreement by the sole stockholder of Merger Sub, which will be obtained promptly following the execution of this Agreement, to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery of this Agreement and the Voting Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Merger Sub and, except for the adoption of this Agreement by the sole stockholder of Merger Sub and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement and the Voting Agreement have been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the other parties hereto or thereto, each of this Agreement and the Voting Agreement constitutes the valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).
          (b) Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Exchange Act, (iii) the HSR Act, (iv) the Communications Act and the FCC Rules, (v) any applicable PUCs or similar foreign public utility Laws and rules, regulations and orders of any regulatory bodies regulating telecommunications businesses, as set forth on Section 4.3(b)(v) of the Parent Disclosure Schedule, (vi) the rules and regulations of the NASDAQ, (vii) any state securities or “blue sky” laws and (viii) the approvals set forth on Section 4.3(b)(viii) of the Parent Disclosure Schedule (collectively, the “Parent Regulatory Approvals”), no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement or the Voting Agreement, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not reasonably be likely to prevent or significantly impair or delay the consummation of the transactions contemplated hereby and thereby.
          (c) Subject to the receipt of the Parent Regulatory Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Voting Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby and compliance with the provisions hereof will not (i) constitute or result in any breach, violation of, or a termination or default (with or without notice or lapse of time, or both) under, cause any additional payments under or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of a material benefit under any Contract binding upon Parent or any of its Subsidiaries, or result in the creation of any Liens upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws, in each case as amended, of Parent or Merger Sub, (iii) conflict with or violate any Laws applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not, and would not reasonably be likely to significantly impair or delay the consummation of the Merger and the other transactions contemplated hereby.
     Section 4.4 Litigation. There are no Actions pending (or, to Parent’s knowledge, threatened) against or affecting Parent or its Subsidiaries and there are no Orders of or before any Governmental Entity, in each case, which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby.
     Section 4.5 Proxy Statement; Other Information. None of the information provided by Parent with respect to Parent or its Subsidiaries to be included in the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     Section 4.6 Ownership of the Company Common Stock. Parent and its affiliates do not own, and have not for the past three years owned, at any time, shares of the Company Common Stock or other securities convertible into, or derivative of, shares of the Company Common Stock (exclusive of any shares owned by Parent’s employee benefit plans) in an aggregate amount in excess of 4.9% of the outstanding Company Common Stock.
     Section 4.7 Finders or Brokers. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission from the Company in connection with or upon consummation of the Merger.
     Section 4.8 Availability of Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining of funds to consummate the Merger and the other transactions contemplated by this Agreement. Parent and Merger Sub have, and as of the Closing will have, access to cash sufficient to enable each of Parent and Merger Sub to perform its obligations hereunder, consummate the Merger and the other transactions contemplated by this Agreement, and pay all related fees and expenses, including payment of the aggregate Merger Consideration and payments contemplated by Section 2.2(e) on account of Company Stock Options.
     Section 4.9 No Disqualification. As of the date hereof, to the knowledge of Parent, there are no facts in existence that relate to the qualifications of Parent and Merger Sub which would, under applicable Law, reasonably be likely to prevent Parent from obtaining any Parent Regulatory Approval or Company Regulatory Approval taking into account the terms and conditions of this Agreement.
     Section 4.10 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither the Parent, Merger Sub nor any other person makes any representation or warranty with respect to the Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects.

ARTICLE V
COVENANTS AND AGREEMENTS
       Section 5.1 Conduct of Business by the Company. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, and except (i) as may be required or prohibited by Law (provided that, to the extent practicable, the Company must first consult with Parent), (ii) with the prior consent of the Parent (which consent may not be unreasonably withheld, delayed or conditioned), (iii) as set forth in Section 5.1 of the Company Disclosure Schedule or (iv) as expressly contemplated by this Agreement:
          (a) The Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in all material respects in, and such entities shall not take any action except in, the ordinary course of business consistent with past practices; and the Company, for itself and on behalf of its Subsidiaries, agrees with Parent to use its reasonable best efforts to preserve intact in all material respects its business organizations and goodwill with customers, suppliers, regulators, agents, resellers, creditors, lessors, employees and business associates.
          (b) The Company agrees, on behalf of itself and its Subsidiaries, that between the time of execution hereof and the Effective Time, the Company:
          (i) shall not amend its charter or bylaws, or, subject to the terms of this Agreement, otherwise take any action to exempt any person or entity (other than Parent or its Subsidiaries) or any action taken by any person or entity from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;
          (ii) other than (x) pursuant to the agreements set forth on Section 5.1(b)(ii) of the Company Disclosure Schedule and (y) dividends and distributions by a wholly owned Subsidiary to its parent, shall not, and shall not permit any of its Subsidiaries to authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries);
          (iii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;
          (iv) except as required pursuant to existing written agreements or employee benefit plans in effect prior to the execution of this Agreement and set forth on Section 5.1(b)(iv) of the Company Disclosure Schedule or as otherwise required to comply with applicable Law (including the requirements of Section 409A of the Code, provided, that such changes do not result in any acceleration or increase in payment), shall not, and shall not permit any of its Subsidiaries to (A) grant or increase the compensation, severance or other benefits payable or to become payable to its current or former directors, officers or employees, (B) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement (including the Company Benefit Plans) for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, as would not result in an increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement (including the Company Benefit Plans), (C) make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, (D) amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (G) forgive any loans to current or former directors, officers or employees of the Company or any of its Subsidiaries;
          (v) shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business consistent with past practices) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Company Benefit Plan;
          (vi) shall not, and shall not permit any of its Subsidiaries to, make any change with respect to material accounting policies or procedures, except as required by GAAP, SEC rule or policy or applicable Law;
          (vii) except in respect of the Merger and except as permitted pursuant to Section 5.3, shall not, and shall not permit any of its Subsidiaries to, authorize, propose or announce an intention to authorize or propose, or negotiate or enter into agreements with respect to, any mergers, consolidations or business combinations or acquisitions of securities or, other than in the ordinary course of business consistent with past practices, assets;
          (viii) shall not permit any of its Subsidiaries to, adopt any amendments to its certificate of incorporation or by-laws;
          (ix) shall not and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise required by the express terms of any unexercisable options outstanding on the date hereof) (other than (A) issuances of Company Common Stock in respect of any exercise of stock options outstanding on the date hereof and (B) the sale of shares of Company Common Stock pursuant to the exercise of options to purchase Company Common Stock, if necessary, to effectuate an optionee direction upon exercise or for withholding if “cash-less” exercise is available);
          (x) except as required by a Contract disclosed to Parent prior to the date hereof and set forth on Section 3.7(a) of the Company Disclosure Schedule shall not, and shall not permit any of its Subsidiaries to, grant, confer or award any options, warrants, convertible security or other rights to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise required by the express terms of any unexercisable options outstanding on the date hereof or as contemplated by Section 2.2(e) of this Agreement);
          (xi) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares (other than pursuant to the terms of the Option Plans);
          (xii) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee, or otherwise become liable for any Indebtedness (directly, contingently or otherwise) other than in the ordinary course of business and except for (A) Indebtedness incurred pursuant to the Company’s Credit Agreement, dated as of February 9, 2004, including the revolving credit facility thereunder (as amended through the date of this Agreement), (B) Indebtedness in accordance with Section 5.1(b)(xii)(B) of the Company Disclosure Schedule, (C) guarantees by the Company of Indebtedness of wholly-owned Subsidiaries of the Company, which Indebtedness is incurred in compliance with this Section 5.1(b), (D) interest rate hedges on terms in the ordinary course of business consistent with past practice with a maturity of no more than nine (9) months, (E) capital leases entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices and (F) Indebtedness not to exceed $50,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries on terms substantially consistent with Indebtedness for borrowed money which the Company is obligated on as of the date hereof;
          (xiii) shall not, and shall not permit any of its Subsidiaries to (other than business advances in the ordinary course of business) make any loans, advances or capital contributions to, or investments in, any other person, other than by the Company or a Subsidiary of the Company to, or in the Company or any of its Subsidiaries;
          (xiv) other than in the ordinary course of business, shall not sell, lease, license, transfer, abandon, let lapse, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien or otherwise dispose of any Intellectual Property or any of its properties or assets, including the capital stock of any of its Subsidiaries and except (A) for sales, leases, licenses, abandonments, lapses, transfers, mortgages or encumbrances of obsolete assets, (B) pursuant to existing agreements in effect prior to the execution of this Agreement and (C) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated hereby;
          (xv) shall not, and shall not permit any of its Subsidiaries to, modify, amend, terminate or waive any rights under any Company Material Contract or any Additional Contract in any material respect in the aggregate, other than in the ordinary course of business, or enter into any Additional Contract, other than in the ordinary course of business;
          (xvi) it shall not make or commit to any capital expenditures, except as set forth on Section 5.1(b)(xvi) of the Company Disclosure Schedule;
          (xvii) except as required by Law or as may be required by GAAP, it shall not (A) make or change any material Tax election, (B) materially amend any material Tax Return, (C) take any material position on any material Tax Return filed on or after the date of this Agreement, or adopt any material accounting method therefor that is inconsistent with elections made, positions taken or accounting methods used in preparing or filing similar Tax Returns in prior periods or (D) settle or resolve any material Tax controversy;
          (xviii) it shall not (A) enter into any line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto, including any current line of business and products and services reasonably ancillary thereto in any geographic area for which the Company or any of its Subsidiaries currently holds a Company License authorizing the conduct of such business, product or service in such geographic area or (B) except as currently conducted, engage in the conduct of any business in any state which would require the receipt or transfer of a Permit authorizing operation or provision of any communication services or foreign country that would require the receipt or transfer of, or application for, a Permit;
          (xix) it shall not file for any Permit (A) outside of the ordinary course of business or (B) the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby;

          (xx) it shall not settle any Action before, or threatened to be brought before, a Governmental Entity for an amount to be paid by the Company or any of its Subsidiaries in excess of $1,000,000, or which would be reasonably likely to have any materially adverse impact on the operations of the Company and its Subsidiaries, taken as a whole, as a result of a non-monetary settlement;
          (xxi) it shall not assign, transfer, cancel, fail to renew or fail to extend any Company License or material Other Company License, except for cancellations or modifications of Company Licenses or Other Company Licenses in the ordinary course of business consistent with past practice, provided that such actions would not, individually or in the aggregate, reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby;
          (xxii) shall not take any of the actions set forth on Section 5.1(b)(xxii) of the Company Disclosure Schedule; and
          (xxiii) it shall not, and shall not permit any of its Subsidiaries to, agree or enter into any contract, in contravention of the foregoing.
          (c) Prior to making any written or material broad-based oral communications to the current or former directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication and shall promptly respond to the Company (such response to take no more than four (4) business days), and Parent and the Company shall cooperate in providing any such mutually agreeable communication.
     Section 5.2 Investigation. The Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, to the Company and its Subsidiaries’ properties, Contracts, commitments, books and records, Representatives (provided that the Company’s obligations with respect to Representatives shall be satisfied if the Company makes good faith requests of such Representatives) and any report, schedule or other document filed or received by the Company pursuant to the requirements of federal or state securities Laws, and shall use all reasonable efforts to cause the Company’s Representatives to furnish promptly to Parent or its Representatives such additional financial and operating data and other information as to the Company and its Subsidiaries’ respective businesses and properties as Parent or its Representatives may from time to time reasonably request, except that nothing herein shall require either the Company or any of its Subsidiaries to disclose any information to the other that would cause a violation of any agreement to which the disclosing party is a party, would cause a risk of a loss of legal privilege to the party disclosing such data or information, or would constitute a violation of applicable Laws; provided that the Company shall have used reasonable best efforts to provide such information and protect such privacy without violation of applicable Law. Parent hereby agrees that it will treat any such information in accordance with the Confidentiality Agreement, dated as of February 15, 2008 between the Company and Parent (as may be amended) (the “Confidentiality Agreement”). Parent and the Company agree that, promptly following the date hereof, they shall enter into a mutual non-disclosure agreement on commercially reasonable terms and conditions agreeable to both parties, related to the disclosure and use of information for purposes of integration of the Company’s businesses into those of Parent.
     Section 5.3 No Solicitation.
          (a) The Company agrees that neither it, nor any Subsidiary of the Company, nor any of its or its Subsidiaries officers and directors, shall, and that it shall instruct and use its reasonable best efforts to cause its and their other respective Representatives not to, directly or indirectly (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to or that could reasonably be expected to lead to, or the making, submission or announcement of, any Company Alternative Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information relating or with respect to, any Company Alternative Proposal, or in response to any inquiries or proposals that could reasonably be expected to lead to any Company Alternative Proposal, (iii) engage in discussions or negotiations with any person with respect to any Company Alternative Proposal, (iv) approve, endorse or recommend any Company Alternative Proposal, or (v) enter into any letter of intent or similar document or any agreement or commitment providing for, any Company Alternative Proposal (except for confidentiality agreements specifically permitted pursuant to Section 5.3(c); provided that none of the foregoing shall prohibit the Company and its Representatives from contacting in writing any persons or group of persons who has made a written Company Alternative Proposal to solely request the clarification of the terms and conditions thereof; provided, further, that a copy of any such written clarification shall be provided to Parent no less than one (1) business day prior to sending to such person or group of persons. The Company shall immediately terminate, and shall cause its Subsidiaries and its and their Representatives to immediately terminate, all discussions or negotiations, if any, that are ongoing as of the date hereof with any third party with respect to a Company Alternative Proposal and shall immediately request the return of all related information.
          (b) Promptly after receipt of any inquiries, proposals or offers related to, or if any information is requested with respect to, or any negotiations or discussions are sought in connection with a Company Alternative Proposal (but in any event within twenty-four (24) hours), the Company shall notify Parent of such, and the identity of the person or group of persons involved, and shall provide copies of any written materials related thereto, and shall keep Parent informed on a reasonably current basis with respect to the status, terms, discussions and negotiations with respect to such inquiry, proposal or offer or any amendment thereto.
          (c) Notwithstanding anything in this Agreement to the contrary, if prior to the receipt of the Company Stockholder Approval (i) the Company receives a Company Alternative Proposal which (x) constitutes a Company Superior Proposal or (y) which the Board of Directors determines in good faith, after consultation with its outside financial and legal advisors, would reasonably be expected to result in a Company Superior Proposal by the person (or group of persons) making such Company Alternative Proposal and (ii) prior to taking the actions in (A) and (B) below, the Board of Directors determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law, then, prior to receipt of the Company Stockholder Approval, the Company may take the following actions: (A) furnish (or cause to be furnished by its Representatives) nonpublic information to the persons (or group of persons) making such Company Alternative Proposal and its Representatives and financing sources, if, and only if, prior to so furnishing such information, the Company receives from the persons (or group of persons) and its Representatives and financing sources an executed confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company and its Subsidiaries than the Confidentiality Agreement and (B) engage in discussions or negotiations with the persons (or group of persons) and its Representatives with respect to the Company Alternative Proposal.
          (d) Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or issuing any “stop-look-and-listen” communication, if, in the good faith judgment of the Company’s Board of Directors, after consultation with its outside legal advisors, such disclosure is required under applicable Law; provided that, (i) such disclosure shall be made at the latest time permissible under applicable Law and (ii) if such disclosure has the substantive effect of a Company Change of Recommendation (an “Effective Change of Recommendation”) (it being understood that, so long as the Company continues affirmatively to recommend to its stockholders the adoption of this Agreement and the transactions contemplated hereunder, it shall not be precluded from disclosing factually accurate information with respect to any Company Alternative Proposal or the operation of this Agreement with respect thereto), it shall be deemed a Company Change of Recommendation; provided that Parent shall not have the right to terminate pursuant to Section 7.1(c) in respect of any Effective Change of Recommendation.
          (e) As used in this Agreement, “Company Alternative Proposal” shall mean any proposal or offer made by any person or group of persons prior to the receipt of the Company Stockholder Approval (other than a proposal or offer by Parent, any of its Subsidiaries or its or their affiliates or associates) relating to any (i) acquisition of the Company by merger or business combination transaction, or for a “merger of equals” with the Company; (ii) acquisition by any person of twenty-five percent (25%) or more of the assets of the Company and its Subsidiaries, taken as a whole; (iii) acquisition by any person of twenty-five percent (25%) or more of the outstanding shares of Company Common Stock; (iv) acquisition by the Company following which the stockholders of the Company immediately preceding the consummation of the transaction contemplated thereby cease to hold at least seventy-five percent (75%) of the outstanding equity of the Company immediately following such transaction or (v) any disposition of all or substantially all of the Company’s and its Subsidiaries’ assets in Puerto Rico.
          (f) As used in this Agreement “Company Superior Proposal” shall mean a bona fide written Company Alternative Proposal made by any person or group of persons for assets representing more than fifty percent (50%) of the consolidated revenue of the Company and its Subsidiaries taken as a whole (or, if such transaction involves any assets in Puerto Rico, 60% shall be substituted for 50%) or more than fifty percent (50%) of the outstanding shares of Company Common Stock, provided that following such transaction, the stockholders of the

Company immediately preceding the consummation of such transaction hold no less than fifty percent (50%) of the outstanding equity of the Company immediately following such transaction, (and which proposal has not been obtained by or on behalf of the Company in violation of this Section 5.3, and with respect to which the Company has fulfilled its obligations pursuant to this Section 5.3) on terms that the Board of Directors determines in good faith, after consultation with the Company’s financial and legal advisors, and after taking into account all legal, financial and regulatory aspects of the proposal (and the timing and likelihood of consummation of such transaction), the person making the proposal and any potential revisions to this Agreement suggested by Parent or its Representatives, are more favorable from a financial point of view to the Company and its stockholders than the transactions contemplated by this Agreement.
     Section 5.4 Proxy Material.
          (a) As promptly as is reasonably practicable after the date hereof, the Company shall prepare and file, or cause to be prepared and filed, with the SEC the proxy statement (together with the letters to stockholders, notices of meeting and forms of proxies to be distributed to stockholders in connection with the Merger and any schedules required to be filed with the SEC in connection therewith collectively, the “Proxy Statement”) which shall (i) except to the extent provided in Section 5.4(d), include the recommendation of the Board of Directors that the Company’s stockholders adopt this Agreement and the transactions contemplated hereunder and (ii) comply in all material respects with the provisions of the Exchange Act. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Proxy Statement, and the Company shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders promptly following the date on which the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement; provided that the Company shall provide written notice to Parent at least two (2) business days prior to the mailing of the Proxy Statement pursuant hereto. Each party shall promptly notify the other party upon the receipt by it or any of its Subsidiaries of any comments from the SEC or its staff, or any request from the SEC or its staff for amendments or supplements to the Proxy Statement, and shall provide the other party with copies of all correspondence between it or its Subsidiaries, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement.
          (b) The Company agrees that none of the information with respect to the Company or its Subsidiaries to be included in the Proxy Statement will, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, unless Parent has informed the Company in writing in a clear manner, within a reasonable time prior to its use, that such information should not be so included or incorporated by reference.

          (c) If at any time prior to the Company Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent, which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information (or the party whose Subsidiary discovers such information) shall promptly notify the other party, and an appropriate amendment, supplement or other filing incorporated by reference into the Proxy Statement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company in each case, as promptly as reasonably practicable.
          (d) (i) The Company shall, in accordance with the DGCL and its certificate of incorporation and by-laws, duly call, give notice of, and, following the mailing of the Proxy Statement, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”) and shall, through the Board of Directors, recommend to its stockholders the adoption of this Agreement and the transactions contemplated hereunder (the “Company Recommendation”). The Company will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated hereunder. Except as expressly set forth in this Section 5.4, the Board of Directors shall not withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the Company Recommendation. Notwithstanding the foregoing, the Board of Directors may withdraw, amend or modify the Company Recommendation (a “Company Change of Recommendation”) if the Board of Directors has concluded in good faith, after consultation with its outside legal counsel, that the failure of the Board of Directors to effect a Company Change of Recommendation would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that if such Company Change of Recommendation is as a result of a Company Alternative Proposal, the Board of Directors shall have concluded in good faith after consultation with its outside financial and legal advisors that such Company Alternative Proposal is a Company Superior Proposal. In the event that, subsequent to the date of this Agreement and prior to the Company Meeting, there shall have been a Company Change of Recommendation, unless this Agreement is terminated by the Company or Parent, as the case may be, pursuant to Article VII, the Company shall nevertheless submit this Agreement to the holders of Company Common Stock for adoption at the Company Meeting.
          (ii) No Company Change of Recommendation may be made until (A) at least three (3) business days have elapsed following Parent’s receipt of written notice from the Company advising Parent that management of the Company currently intends to recommend to the Board of Directors that it take such action and the basis therefor, including all information considered in making such decision and (B) the Company has (during such three (3) day period) given Parent the opportunity to propose to the Company revisions to the terms of the transactions contemplated by this Agreement, and the Company and its representatives shall have, if requested by Parent, negotiated in good faith with Parent regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. In determining whether to make a Company Change of Recommendation in response to a Company Superior Proposal or otherwise, the Board of Directors shall take into account any changes to the terms of this Agreement suggested by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Company Alternative Proposal will be deemed to be a new Company Alternative Proposal for purposes of this Section 5.4.
          (e) Notwithstanding anything in this Agreement to the contrary, the Company may adjourn or postpone the Company Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the Merger and this Agreement, or, if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Company Meeting or to obtain the Company Stockholder Approval and (ii) for a period not to exceed five (5) business days upon the occurrence of a state of facts, event, circumstance, change or effect, which the Company determines in good faith could reasonably be likely to result in a Company Change of Recommendation; provided that the foregoing shall not affect Parent’s right to terminate this Agreement pursuant to Section 7.1(c).
     Section 5.5 Employee Matters.
          (a) For a period of one (1) year following the Effective Time, Parent shall cause the Surviving Corporation to provide or cause to be provided to employees of the Company and its Subsidiaries for so long as they remain so employed (the “Company Employees”) a base salary and target bonus opportunity not less favorable than the base salary and target bonus opportunity in effect immediately before the Effective Time and welfare, compensation and employee benefits plans, programs and arrangements (excluding equity and equity-based awards, which will remain discretionary) that are reasonably comparable, in the aggregate, to those (excluding equity and equity-based awards) provided to Company Employees immediately before the Effective Time; it being understood that nothing contained herein shall preclude Parent from changing or terminating any existing plan, program or arrangement pursuant to its terms so long as Parent complies with the provisions of this sentence. Parent may, in its sole discretion, make discretionary equity grants to Company Employees after the Effective Time.
          (b) Notwithstanding anything herein to the contrary, the Company shall, and Parent shall cause the Company to, honor the Company’s existing bonus plan with respect to the fiscal year in which the Effective Time occurs for each Company Employee. The calculation of the bonus for such fiscal year for each Company Employee (the “Closing Target Bonus”) shall, in respect of the portion thereof preceding the Closing Date, (i) assume that all subjective and individual performance criteria of the applicable Company Employee have been 100% satisfied and (ii) with respect to any objective Company performance criteria applicable to such Company Employee, compare the actual performance of the Company for the relevant fiscal periods against the Company budget targets for those applicable objective Company criteria levels for such periods. The portion of the Closing Target Bonus in respect of all periods from and after the Closing Date shall be based on the Company Employee and Company’s actual achievement of the performance criteria described in clauses (i) and (ii) above as adjusted by Parent in good faith. Payment of the bonuses for both the Pre-Closing Date and Post-Closing Date periods shall occur at the time at which bonuses are normally paid under the terms of the relevant Company/Parent Bonus Plan. Additionally, if the Closing Date occurs after the end of the Company’s current fiscal year and before payment of bonuses to Company Employees in respect of such year, Parent shall cause the Company to pay such bonuses in accordance with the terms of the Company bonus plan based on actual achievement of the objective performance criteria and assuming that all subjective and individual performance criteria of the applicable Company Employee have been 100% satisfied. Pursuant to the Company severance plan described in Section 5.5(d) hereof, each Company Employee will be entitled to receive a pro-rated bonus applicable to such Company Employee in the event such Company Employee is terminated without Cause (as defined in Section 5.5(d) of the Company Disclosure Schedule) or, in the case of Company Employees with the title of Director or above, resigns for Good Reason (as defined in Section 5.5(d) of the Company Disclosure Schedule) prior to the twelve (12) month anniversary of the Closing Date (provided that (x) the provisions of this sentence shall not result in the duplication of bonus payments to such Company Employee, (y) for the avoidance of doubt, the prorated portion of any Closing Target Bonus payment applicable to the Post-Closing Date period shall reflect the Parent’s good faith adjustment of the performance criteria set forth above in this Section 5.5(b) and (z) the amount of any such prorated bonus shall not reduce the maximum amount of severance payable pursuant to the Company severance plan as set forth on Section 5.5(d) of the Company Disclosure Schedule).
          (c) For purposes of vesting, eligibility to participate and, for vacation and severance plan purposes only, level of benefits (but not benefit accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or for newly established plans and programs for which prior service of Parent Employees is not taken into account. In addition, and without limiting the generality of the foregoing to the extent permissible under the New Plans: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to Company employee benefit plan or compensation arrangement or agreements in which such Company Employee participated immediately before the consummation of the Merger (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan, ending on the date such employee’s participation in the corresponding New Plan begins, to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year, as if such amounts had been paid in accordance with such New Plan.
          (d) Parent shall honor the Company severance program set forth on Section 5.5(d) of the Company Disclosure Schedule.
          (e) The Company may establish a retention pool (the “Retention Pool”) prior to the Closing Date providing for the payment of retention bonuses to certain Company Employees in connection with the Merger for the purpose of retaining the services of such Company Employees, on the terms set forth on Section 5.5(e) of the Company Disclosure Schedule. Following the Effective Time, Parent shall pay or cause to be paid retention bonuses pursuant to the terms set forth on Section 5.5(e) of the Company Disclosure Schedule.
          (f) Prior to the Effective Time, if requested by Parent in writing, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause to be amended (provided that such amendments shall be conditioned upon the occurrence of the Effective Time) the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation.
          (g) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 5.5 or (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to (A) maintain any particular Company Benefit Plan or (B) retain the employment of any particular employee.
     Section 5.6 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence of any event known to it which would reasonably be likely to, individually or in the aggregate, (i) in the case of the Company, have a Material Adverse Effect, or, in the case of Parent, using its reasonable best efforts, prevent or materially delay the consummation of the transactions contemplated hereby or (ii) cause any condition set forth in Article VI to be unsatisfied in any material respect at any time prior to the Effective Time or (b) any action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company or Parent, threatened which questions or challenges the validity of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.
     Section 5.7 Filings; Other Action.
          (a) Parent and the Company shall cooperate with each other and use, and shall cause their respective Subsidiaries and any Persons of which it is a Subsidiary to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable notwithstanding any acquisition, divestiture or similar transaction entered into by Parent after the date hereof (it being understood that nothing contained in this Agreement shall require Parent to obtain any consents, approvals, permits or authorizations prior to the Termination Date), including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than thirty (30) days after the date hereof, all applications required to be filed with the FCC and the notification and required form under the HSR Act (provided, however, that the failure to file within such thirty (30) day period will not constitute a breach of this Agreement so long as the filing is made as promptly as practicable thereafter) and responding as soon as reasonably practicable to any additional requests for information from the FCC, the Antitrust Division of the Department of Justice or any other Governmental Entity; (ii) subject to the foregoing, obtaining as promptly as reasonably practicable all consents, registrations, approvals, permits, clearances and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; (iii) providing to the Company any material communication delivered to, and consult with the Company in advance of any meeting or conference with, any Governmental Entity to the extent solely relating to the transactions contemplated hereby or in connection with any Action by a private party relating thereto, and giving the Company the opportunity to attend and participate in all meetings and conferences solely relating to the Merger (to the extent permitted by such Governmental Entity and except in connection with any oral communication initiated by a representative of a Governmental Entity); and (iv) defending, contesting, resisting and resolving any Action challenging this Agreement or the consummation of the Merger, including seeking to avoid the entry of, or to have reversed, terminated or vacated, any stay or other injunctive relief entered by any court or other Governmental Entity.
          (b) Nothing in this Agreement shall require, or be construed to require, (i) Parent, the Company or any of their respective Subsidiaries to take or refrain from taking any action or to agree to any restriction or condition with respect to any of their assets or operations, in each case that would take effect prior to the Effective Time or (ii) Parent or its Subsidiaries to take or refrain from taking any action or to agree to any restriction or condition with respect to (A) the operations or assets of Parent or any of its Subsidiaries that are not their mobile wireless voice and data businesses (as offered by AT&T Mobility LLC and its Subsidiaries and affiliates), (B) the operations or assets of Parent’s and its Subsidiaries’ mobile wireless voice and data businesses (as offered by AT&T Mobility LLC and its Subsidiaries and affiliates) that are not de minimis in the aggregate (it being understood that, for this purpose, in determining if restrictions or conditions are de minimis, whether something is de minimis shall be considered by reference to the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, rather than that of Parent and its Subsidiaries, taken as a whole or (C) the Company or the Company’s Subsidiaries unless such actions, restrictions and conditions would not, individually or in the aggregate, with respect to the matters described in this clause (C) together with any restrictions or conditions described in clause (B), reasonably be likely to have a Material Adverse Effect or a material adverse effect on Parent and its Subsidiaries at or following the Effective Time (it being understood that, for this purpose, materiality shall be considered by reference to the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, rather than that of Parent and its Subsidiaries, taken as a whole) (a “Regulatory Material Adverse Effect”). For purposes of determining whether a Regulatory Material Adverse Effect would reasonably be likely to occur, (A) both positive and negative effects of any such actions, restrictions and conditions, including any sale, divestiture, licensing, lease or disposition, shall be taken into account and (B) any loss of synergies anticipated from the Merger as a result of such actions, restrictions or conditions, including any sale, divestiture, licensing, lease or disposition, shall not be taken into account. The Company shall not be permitted to agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits or authorizations in connection with the transactions contemplated by this Agreement without the prior written consent of Parent, which, with respect to the Company and its Subsidiaries, shall not be unreasonably (taking into account the other provisions of this Section 5.7(b)) withheld, conditioned or delayed. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). To the extent permitted by Law, each party shall provide the other with copies of all correspondence between it (or its advisors) and any Governmental Entity relating to the transactions contemplated by this Agreement and, to the extent reasonably practicable, all telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include representatives of Parent and the Company. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.
          (c) The Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notice or other written communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement.
     Section 5.8 Maintain Regulatory Status.
          (a) The Company and each of its Subsidiaries agrees to use commercially reasonable efforts to (i) cure no later than the Effective Time any material violations and defaults by any of them under any applicable FCC Rules and FAA Rules, (ii) substantially comply with the terms of any Company Licenses and the FAA Rules, (iii) file or cause to be filed with the FCC and the FAA all material reports and other filings required to be filed by the Company under applicable FCC Rules and FAA Rules and (iv) take all reasonable actions requested in writing by Parent on or before the Closing Date (provided that no such action shall be required if it would require the Company or any of its Subsidiaries to take or refrain from taking any action or to agree to any restriction or condition with respect to any of their respective assets or operations, in each case that would take effect prior to the Effective Time) for each of them to be in compliance upon the consummation of the Closing with the provisions of Sections 271 and 272 of the Communications Act (including any orders issued by the FCC interpreting or implementing such provisions).
          (b) During the period from the date of this Agreement to the Closing, the Company and its Subsidiaries shall use their reasonable best efforts to (i) take all actions reasonably necessary to maintain and preserve the Company Licenses, Other Company Licenses and Company Permits and (ii) refrain from taking any action that would give the FCC or any other Governmental Entities with jurisdiction over the Company or any of its Subsidiaries reasonable grounds to institute proceedings for the suspension, revocation or adverse modification of any Company Licenses, Other Company Licenses and Company Permits, except in the case of clauses (i) and (ii) where the failure to take such action, or the taking of such action, as the case may be, would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
     Section 5.9 Takeover Statute. If any Takeover Statute shall become applicable to the transactions contemplated hereby, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby, and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
     Section 5.10 Public Announcements. The Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein, and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by Law or by obligations pursuant to any listing agreement with NASDAQ or any other national securities exchange. Parent and the Company agree to issue a joint press release announcing the execution of this Agreement.
     Section 5.11 Indemnification and Insurance.
          (a) Parent and Merger Sub agree that all rights to indemnification and payment or reimbursement of fees and expenses incurred in advance of the final disposition of any claim related to acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors or officers, as the case may be (the “Indemnified Parties”), of the Company or its Subsidiaries as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) shall survive the Merger and shall continue in full force and effect for a period of six (6) years from and after the Effective Time. For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall (i) maintain in effect the current provisions regarding indemnification of officers and directors contained in the certificate of incorporation and by-laws (or comparable organizational documents) of each of the Company and its Subsidiaries and (ii) jointly and severally indemnify and hold harmless the Indemnified Parties to the fullest extent permitted by applicable Law against any losses, claims, damages, liabilities, costs, expenses (including advances for reasonable fees and expenses as incurred to the fullest extent permitted under applicable Law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), judgments, fines and, subject to approval by Parent (which shall not be unreasonably withheld, delayed or conditioned), amounts paid in settlement in connection with any threatened or actual Action to which such Indemnified Party is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such individual is or was a director or officer of the Company or any of its Subsidiaries, or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether asserted or arising before or after the Effective Time.
          (b) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries, or provide substitute policies or purchase a “tail policy,” in either case, of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the Indemnified Parties with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Surviving Corporation be required to pay, with respect to such insurance policies, in respect of any one policy year more than three hundred percent (300%) of the annual premium paid by the Company for such insurance under the current policy year ending January 2009 (as set forth on Section 5.11(b) of the Company Disclosure Schedule, the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.11(b) it shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Amount.
          (c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.11, upon learning of any such Action, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party, except to the extent such failure materially prejudices the indemnifying party. In the event of any such Action, (arising after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof, with counsel reasonably acceptable to the Indemnified Parties (which acceptance shall not be unreasonably withheld, delayed or conditioned), and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, or between the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used, (ii) the

Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and to the extent that a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.
          (d) The provisions of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives. Parent shall advance expenses, including reasonable fees and expenses of counsel, to an Indemnified Party as incurred to the fullest extent permitted under applicable Law upon receipt from the applicable Indemnified Party of an undertaking to repay such advances if it is ultimately determined such person is not entitled to indemnification.
          (e) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 5.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws (or comparable organizational documents) of the Company or any of its Subsidiaries or applicable Law.
          (f) In the event that either Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other persons, (ii) transfers fifty percent (50%) or more of its properties or assets to any person or (iii) enters into any similar transaction, then and in each case, proper provision shall be made so the applicable successors and assigns or transferees assume the obligations set forth in this Section 5.11.
     Section 5.12 Section 16(b). The Board of Directors may, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     Section 5.13 Control of Operations. Nothing contained in this Agreement shall be deemed to give Parent or the Company, directly or indirectly, the right to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
     Section 5.14 Treatment of Certain Notes.
          (a) The Company shall, and shall cause each of Centennial Cellular Operating Corp., LLC and Centennial Puerto Rico Operations Corp. to use their respective reasonable best efforts to commence, as soon as reasonably practicable following the receipt of a written request from Parent to do so and the receipt of the completed Offer Documents from Parent, offers to purchase, and any related consent solicitations with respect to, any outstanding Indebtedness evidenced by indentures (the “Note Indebtedness”) on the terms and conditions reasonably specified by Parent (collectively, the “Debt Offers”) and Parent shall assist the Company in connection therewith. Notwithstanding the foregoing, (i) the closing of the Debt Offers shall be conditioned on, and shall not occur prior to, the completion of the Merger and otherwise in compliance with applicable Laws and SEC rules and regulations and (ii) the Company shall have no obligations to commence, any Debt Offer if such Debt Offer would in any way delay the Closing. The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause their respective representatives to, provide cooperation reasonably requested by Parent in connection with the Debt Offers. With respect to any series of Note Indebtedness, if requested by Parent in writing, in lieu of commencing a Debt Offer for such series (or in addition thereto), the Company shall, to the extent permitted by the indenture governing such series of Note Indebtedness (i) issue a notice of optional redemption for all of the outstanding principal amount of Indebtedness of such series pursuant to the requisite provisions of the indenture and governing such series of Note Indebtedness or (ii) take actions reasonably requested by Parent that are reasonably necessary for the satisfaction and/or discharge of such series pursuant to the applicable provisions of the indenture and governing such series of Note Indebtedness, and shall redeem or satisfy and/or discharge, as applicable, such series in accordance with the terms of the indenture governing such series of Note Indebtedness at the Effective Time. The Company shall, and shall cause its Subsidiaries to, waive any of the conditions to the Debt Offers (other than that the Merger shall have been consummated and that there shall be no Law or legal proceeding prohibiting consummation of the Debt Offers) as may be reasonably requested by Parent and shall not, without the written consent of Parent, waive any condition to the Debt Offers or make any changes to the terms of the Debt Offers other than as agreed between Parent and the Company.
          (b) The Company covenants and agrees that, promptly following any consent solicitation expiration date, assuming the requisite consents are received, each of the Company and its applicable Subsidiaries as is necessary shall (and shall use their reasonable best efforts to cause the applicable trustee to) execute supplemental indentures to the indentures governing each series of Note Indebtedness for which the requisite consent has been received, which supplemental indentures shall implement the amendments described in the offer to purchase, related letter of transmittal, and other related documents, as applicable (collectively, the “Offer Documents”) and shall become operative only concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers). Concurrent with the Effective Time, Parent shall cause the Surviving Corporation to accept for payment and thereafter promptly pay for any Note Indebtedness that has been properly tendered and not properly withdrawn pursuant to the Debt Offers and in accordance with the Debt Offers using funds provided by or at the direction of Parent. In no event shall the Company or any of its Subsidiaries be obligated to fund any Debt Offer or consent solicitation or redemptions or satisfaction and discharge prior to the Effective Time and all funds required for such Debt Offers and consent solicitations and redemptions and satisfaction and discharge shall be provided by Parent. Parent shall be responsible for all fees and expenses incurred in any Debt Offer or consent solicitation prior to the Effective Time and shall reimburse the Company for such fees and expenses (provided that the Company shall not be required to incur aggregate expenses in excess of $100,000 under this Section 5.14 unless Parent advances to the Company funds sufficient to reimburse the Company for such expenses).

          (c) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the Offer Documents (which shall include certificates and opinions of counsel), which shall be prepared as promptly as possible so as not to delay the closing of the Merger. Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents. The Offer Documents (including all amendments or supplements) and all mailings to the holders of Note Indebtedness in connection with the Debt Offers shall be subject to the prior review of, and comment by, the Company and its legal counsel. If at any time prior to the completion of the Debt Offers any information in the Offer Documents should be discovered by the Company and its Subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent and the Company describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the applicable Indebtedness (which supplement or amendment and dissemination may, at the reasonable direction of Parent, take the form of a filing of a Current Report on Form 8-K). Nothing herein shall prevent the Company from preparing or filing any report required to be filed pursuant to the Exchange Act and incorporated by reference into the Offer Documents.
          (d) In connection with the Debt Offers, Parent, together with the Company, may select one or more dealer managers, information agents, depositaries and other agents to provide assistance in connection therewith, and the Company shall, and shall cause its Subsidiaries to, enter into customary agreements (including indemnities, which indemnities shall be assumed by Parent in the event this Agreement is terminated) with such parties so selected. Parent shall pay the fees and out-of pocket expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Offers and/or consent solicitations upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to reimburse the Company and their Subsidiaries for all of their reasonable and documented out-of-pocket costs incurred in connection with the Debt Offers. Without limiting the foregoing, Parent shall be responsible for, and promptly, following receipt of documentation of such expenses, reimburse the Company for, all of Company’s out-of-pocket costs and expenses (including any third party expenses) to the extent such costs and expenses are incurred by the Company or its Subsidiaries in connection with it complying with its obligations under this Section 5.14 (including in connection with any Debt Offer or consent solicitation), and Parent shall indemnify and hold harmless the Company and its Subsidiaries and Representatives from and against any and all losses, claims, damages, liabilities, judgments, fines or other amounts suffered or incurred by them to the extent arising out of the good faith actions (or actions taken in compliance with its obligations under this Section 5.14) taken by the Company or any of its Subsidiaries or Representatives pursuant to this Section 5.14 (other than arising from information provided in writing by the Company or its Subsidiaries), except in the event arising out of or resulting from the gross negligence of the Company, any of its Subsidiaries or any of their respective Representatives. Notwithstanding anything to the contrary in this Agreement, this Section 5.14(d) shall survive the Effective Time and/or any termination of this Agreement.

     Section 5.15 Resignations. Prior to the Closing, the Company shall obtain the resignations of each director and officer of each Subsidiary of the Company effective as of the Effective Time.
     Section 5.16 Asset Dispositions. The Company shall use its reasonable best efforts to assist, including by entering into confidentiality agreements on reasonable terms, in the disposition of certain assets of the Company identified by Parent (the “Asset Dispositions”), including using its reasonable best efforts to satisfy all conditions applicable to the Company in definitive agreements relating to such transaction and entering into such agreements at the request of Parent (provided that each such agreement expressly provide that the Company shall have no liability, cost, expense or other obligation under such agreement in the event of its termination); provided that (a) Parent shall be responsible for, and promptly following receipt of documentation of such expenses, reimburse the Company for, all of Company’s out-of pocket costs and expenses (including any third party expenses) to the extent such costs and expenses are incurred by the Company or its Subsidiaries in connection with it complying with its obligations under this Section 5.16 (provided that the Company shall not be required to incur aggregate expenses in excess of $100,000 under this Section 5.16 unless Parent advances to the Company funds sufficient to reimburse the Company for such expenses), (b) Parent shall indemnify and hold harmless the Company and its Subsidiaries and Representatives from and against any and all losses, claims, damages, liabilities, judgments, fines and other amounts suffered or incurred by them to the extent arising out of the good faith actions (or actions taken in compliance with its obligations under this Section 5.16) taken by the Company or its Subsidiaries or Representatives pursuant to this Section 5.16, except in the event arising out of or resulting from the gross negligence of the Company, any of its Subsidiaries or any of their respective Representatives; (c) upon termination of this Agreement any such definitive agreements shall terminate without any liability, cost or expense to the Company or any of its Subsidiaries thereunder; (d) such dispositions shall be conditioned upon Closing and shall not impede or delay the Closing or the other transactions contemplated by this Agreement; and (e) the actions contemplated by this Section 5.16 shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, this Section 5.16 shall survive the Effective Time and/or any termination of this Agreement.
ARTICLE VI
CONDITIONS TO THE MERGER
     Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:
          (a) The Company Stockholder Approval shall have been obtained;
          (b) No Laws shall have been enacted, entered, promulgated or enforced by any Governmental Entity which shall be in effect enjoining, prohibiting or preventing the consummation of the Merger;

          (c) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated;
          (d) All required consents of the FCC to the transactions contemplated by this Agreement shall have been obtained; and
          (e) Any other Regulatory Approvals required to be obtained for the consummation of the transactions contemplated by this Agreement shall have been obtained other than Regulatory Approvals which the failure to obtain would not reasonably be likely to have, individually, or in the aggregate, a Material Adverse Effect. For purposes of this Agreement, the term “Regulatory Approvals” shall mean all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger. The items set forth in Section 6.1(c), Section 6.1(d) and Section 6.1(e) shall be referred to herein as the “Required Regulatory Approvals.”
     Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) of the following conditions:
          (a) Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date hereof and as of the Closing, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) other than with respect to the representations and warranties set forth in Section 4.3(a) (Corporate Authority Relative to this Agreement) and Section 4.6 (Ownership of the Company Common Stock), which shall be true and correct in all material respects, where the failure to be so true and correct (without regard to any materiality qualifications set forth in any such representation or warranty) would not reasonably be likely, individually or in the aggregate with the failure of other representations or warranties to be true and correct, to prevent or materially impair or delay the consummation of the transactions contemplated hereby.
          (b) Parent and Merger Sub shall have performed in all material respects all obligations required by this Agreement to be performed or complied with by it prior to the Closing.
          (c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.
     Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) of the following conditions:

          (a) Each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Closing, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (ii) other than with respect to (x) the representations and warranties set forth in Section 3.2(a), (b)(i), (c)(i) and (d) (Capital Stock), Section 3.3(a) (Corporate Authority Relative to this Agreement), Section 3.14 (Section 203 of the DGCL), Section 3.16 (Opinions of Financial Advisors) and Section 3.17 (Required Vote of the Company Stockholders), which shall be true and correct in all material respects, and (y) the representation and warranty set forth in Section 3.8(a)(ii) (Absence of Certain Changes or Events), which shall be true and correct in all respects, where the failure to be so true and correct (without regard to any Material Adverse Effect or other materiality qualifications set forth in any such representation or warranty) would not reasonably be likely, individually or in the aggregate with the failure of other representations or warranties to be true and correct, to have a Material Adverse Effect.
          (b) The Company shall have performed in all material respects all obligations required by this Agreement to be performed or complied with by it prior to the Closing.
          (c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.
          (d) All Regulatory Approvals that have been obtained shall have been obtained without the imposition of any term, condition or consequence that would (x) require Parent or its Subsidiaries to take or refrain from taking any action or to agree to any restriction or condition with respect to the operations or assets of Parent or any of its Subsidiaries that are not their mobile wireless voice and data businesses (as offered by AT&T Mobility LLC and its Subsidiaries and affiliates) (a “Parent Condition”) or (y) reasonably be likely to have a Regulatory Material Adverse Effect, and all Required Regulatory Approvals obtained from the FCC shall have been obtained by Final Order. For the purpose of this Agreement, “Final Order” means an action or decision that has been granted as to which (i) (A) no request for a stay or any similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and (B) any deadline for filing such a request that may be designated by statute or regulation has passed, (ii) (A) no petition for rehearing or reconsideration or application for review is pending and (B) the time for the filings of any such petition or application has passed, (iii) (A) no Governmental Entity has undertaken to reconsider the action on its own motion and (B) the time within which it may effect such reconsideration has passed, and (iv) (A) no appeal is pending (including other administrative or judicial review) or in effect and (B) any deadline for filing any such appeal that may be specified by statute or rule has passed, which in any such case (i)(A), (ii)(A), (iii)(A) or (iv)(A) is reasonably likely to result in vacating, reversing, setting aside, annulling, suspending or modifying such action or decision (in the case of any modification in a manner that would impose any term, condition or consequence that would reasonably be likely to (A) have a Regulatory Material Adverse Effect) or (B) result in a Parent Condition.

          (e) After the date of this Agreement, there shall not have occurred any event, occurrence, discovery or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Material Adverse Effect that is continuing; provided that the matters set forth on the Company Disclosure Schedule and their reasonably foreseeable outcomes shall not be taken into account or considered for purposes of this condition.
     Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.2 or Section 6.3(a), (b), (c) or (e), as the case may be, to be satisfied if such failure was caused by such party’s breach of any covenant contained in this Agreement.
ARTICLE VII
TERMINATION
     Section 7.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the respective stockholders of the Company and Merger Sub:
          (a) by the mutual written consent of the Company and Parent;
          (b) by either the Company or Parent if (i) the Effective Time shall not have occurred on or before November 7, 2009 (as may be extended, the “Termination Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date, except that if, as of the day preceding the Termination Date (without any extension thereto), all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 of this Agreement have been satisfied or waived (and in the case of those that may only be satisfied at the Closing, such conditions would be satisfied if such date were the Closing Date) other than the conditions set forth in Section 6.1(c), Section 6.1(d) or Section 6.1(e), then Parent may extend the Termination Date, by delivery to the Company of written notice of such extension signed by a Senior Vice President of Parent, which notice shall include a statement that, in Parent’s good faith judgment, it reasonably expects that the conditions set forth in Section 6.1(c), Section 6.1(d) and Section 6.1(e) will be satisfied on or prior to the Termination Date (as so extended), to May 7, 2010; provided that such extending party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before such date;
          (c) by Parent if (i) the Board of Directors shall have effected a Company Change of Recommendation or (ii) a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed and in the case of this clause (ii), prior to the earlier of (A) the date prior to the date of the Company Meeting and (B) eleven (11) business days after the commencement of such tender or exchange offer pursuant to

Rule 14d-2 under the Exchange Act, the Board of Directors fails to recommend unequivocally against acceptance of such offer or if such recommendation is thereafter modified;
          (d) by either the Company or Parent if an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this Section 7.1(d) shall have acted in a manner consistent with Section 5.7;
          (e) by either the Company or Parent if the Company Meeting shall have concluded, a vote on the adoption of this Agreement shall have occurred, and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;
          (f) by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, which breach, failure to perform or failure to be true (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) is not cured within ninety (90) days after the Company shall have given Parent written notice stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination; provided that the right to terminate under this Section 7.1(f) shall not be available to the Company if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement; or
          (g) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, which breach, failure to perform or failure to be true (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) is not cured within ninety (90) days after Parent shall have given the Company written notice stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(g) and the basis for such termination; provided that the right to terminate under this Section 7.1(g) shall not be available to Parent if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement.
     In the event of termination of this Agreement prior to the Effective Time pursuant to this Section 7.1, this Agreement shall terminate and shall become void and there shall be no liability or obligation on the part of any party hereto (except for the Amendment Agreement, the Confidentiality Agreement and the provisions of Article VIII, which shall survive termination of this Agreement); provided, however, that (x) nothing shall relieve Parent from its obligations to indemnify and reimburse expenses pursuant to Section 5.14 and Section 5.16 and (y) subject to Section 7.2(d), nothing shall relieve any party from liability to the other parties to this Agreement for damages resulting from any material breach of its obligations under this Agreement.
  Section 7.2 Termination Payment. Notwithstanding any provision in this Agreement to the contrary,

     (a) if (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(e) and (ii) a Company Alternative Proposal shall have been publicly made or announced and not withdrawn or abandoned at least five (5) business days prior to the vote on this Agreement at the Company Meeting, then the Company shall pay to Parent within two (2) business days after such termination by wire transfer of immediately-available funds to an account previously specified by Parent an amount equal to twenty-five percent (25%) of the Termination Payment, and if concurrently with or within twelve (12) months after such termination of this Agreement, the Company enters into a definitive agreement effecting a Qualifying Transaction with any person other than Parent or any of its Subsidiaries or a Qualifying Transaction shall have been consummated, then the Company shall pay to Parent within two (2) business days after such entry or consummation by wire transfer of immediately-available funds to an account previously specified by Parent an amount equal to seventy-five percent (75%) of the Termination Payment, it being understood that in no event shall the Company be required to pay the Termination Payment to Parent on more than one occasion (for purposes of this Agreement the term “Termination Payment” shall mean an amount equal to the sum of (A) a termination fee of $28,500,000 and (B) the amount of Parent’s actual and reasonably documented out-of-pocket fees and expenses incurred on or prior to the date of termination in connection with the transactions contemplated by this Agreement, which amount under this clause (B) shall not exceed $7,000,000); and
     (b) if (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) and no Company Meeting has been convened and held prior to the Termination Date (and the failure to convene and hold the Company Meeting is not the result of a material breach of this Agreement by Parent); (ii) a Company Alternative Proposal shall have been publicly made or announced and not withdrawn or abandoned prior to the Termination Date; and (iii) concurrently with or within twelve (12) months after such termination of this Agreement, the Company enters into a definitive agreement effecting a Qualifying Transaction with any person other than Parent or any of its Subsidiaries or a Qualifying Transaction shall have been consummated, then the Company shall pay to Parent within two (2) business days after such entry or consummation by wire transfer of immediately-available funds the Termination Payment to an account previously specified by Parent, it being understood that in no event shall the Company be required to pay the Termination Payment to Parent on more than one occasion; and
     (c) if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(e) and an Effective Change of Recommendation shall have been made or by Parent pursuant to Section 7.1(c)(i), then the Company shall pay to Parent, within two (2) business days after such termination, the Termination Payment by wire transfer of immediately-available funds to an account previously specified by Parent, it being understood that in no event shall the Company be required to pay the Termination Payment to Parent on more than one occasion.
     (d) Notwithstanding anything to the contrary in this Agreement, if this Agreement shall be terminated and such termination gives rise to the obligation of the Company to pay the Termination Payment pursuant to Section 7.2(a), (b) or (c), upon payment of the Termination Payment if and when due, Parent’s and Merger Sub’s sole and exclusive remedy against the Company and any of its respective former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents or affiliates

(collectively, the “Company Parties”) for any breach, loss or damage arising out of, or related to, this Agreement (including the termination thereof) or any transactions ancillary thereto shall be the payment of such Termination Payment, and no person shall have any rights or claims against any of the Company Parties under this Agreement, whether at law or equity, in contract, in tort or otherwise, and none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided that, in the event that the termination of this Agreement does not give rise to an immediate right of payment of the Termination Payment due to the terms of Section 7.2(b) and (i) the Termination Payment becomes payable pursuant to the terms of such Section 7.2(b) and (ii) Parent shall have instituted an Action and/or the parties shall have settled any Action or otherwise resulting in payment of any damages or other amounts by the Company to Parent, then the amount of the Termination Payment shall be reduced dollar for dollar by the amount of any such payment by the Company described above in this proviso (and thereafter the sole and exclusive remedy provisions of this Section 7.2(d) shall apply in all respects). The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.2, and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 7.2 or any portion of such fee, the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.
For purposes of this Agreement, “Qualifying Transaction” shall mean, in one or more related transaction, any (i) acquisition of the Company by merger or business combination transaction, or for a “merger of equals” with the Company; (ii) acquisition by any person, or any person becomes the owner (other than, in each case, Parent or any of its Subsidiaries or their affiliates or associates) of forty percent (40%) or more of the assets of the Company and its Subsidiaries, taken as a whole, including by way of dividend, recapitalization, spin-off or similar transaction; (iii) acquisition by any person of forty percent (40%) or more of the outstanding shares of Company Common Stock or in shares convertible into or exercisable or exchangeable for forty percent (40%) or more of the shares of Company Common Stock or (iv) a transaction in which, immediately following completion of such transaction, the stockholders who owned shares of Company Common Stock immediately prior to completion of such transaction (without regard to any of their holdings in the acquiring company) cease to hold at least sixty percent (60%) of the shares of Company Common Stock.
ARTICLE VIII
MISCELLANEOUS
     Section 8.1 Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Section 5.11 (Indemnification and Insurance) and, with respect to Parent’s indemnification, reimbursement of expenses and similar obligations, Sections 5.14 and Section 5.16 shall survive the consummation of the Merger. This Article VIII (other than Section 8.2 (Amendment or Supplement), Section 8.11 (Assignment; Binding Effect) and Section 8.16 (Extensions of Time, Waiver, Etc.)) and the agreements of the Company, Parent and Merger Sub contained in (a) the last sentence of Section 7.1 (Termination or Abandonment) and (b) Section 7.2 (Termination Payment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or any other instrument delivered pursuant to this Agreement, shall not survive the Effective Time or the termination of this Agreement.
     Section 8.2 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented by written agreement executed and delivered by duly authorized officers of the Company and Parent with respect to any of the terms contained in this Agreement, except that following the adoption of this Agreement by the stockholders of the Company there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.
     Section 8.3 Expenses. Except as set forth in Section 7.2 or provided elsewhere expressly in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.
     Section 8.4 Certain Defined Terms. For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:
     “affiliate” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise.
     “associate” shall have the meaning set forth in Section 12b-2 of the Exchange Act.
     “business day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York or Delaware are authorized or obligated by Law or executive order to be closed.
     “Indebtedness” shall mean the amount, without duplication, of the following obligations of the Company and its Subsidiaries on a consolidated basis (including any prepayment penalties):
          (i) all obligations and liabilities, including principal, interest, fees, premiums, prepayment penalties, breakage amounts, expense reimbursements or other amounts payable in connection therewith, for borrowed money;
          (ii) all obligations and liabilities evidenced by bonds, debentures, notes or similar instruments;

          (iii) all obligations and liabilities, contingent or otherwise, in respect of letters of credit, letters of guaranty or bankers’ acceptances, if drawn;
          (iv) all obligations and liabilities under conditional sale or other title retention agreements relating to property acquired;
          (v) all obligations and liabilities in respect of the deferred purchase price of property or services (excluding accounts payable and accrued liabilities incurred in the ordinary course of business and not overdue for more than ninety (90) days);
          (vi) all obligations and liabilities in respect of capital leases;
          (vii) all obligations and liabilities of other Persons secured by a Lien against any of the assets of the Company or any of its Subsidiaries;
          (viii) all obligations and liabilities payable upon termination of interest rate protection agreements, foreign currency exchange agreements or other interest rate or exchange rate hedging or swap arrangements; and
          (ix) all guarantees of any of the obligations and liabilities described in clauses (i) through (vi) above of other Persons.
     “knowledge” or any similar phrase shall mean, with respect to the Company or Parent, the actual knowledge of the executive officers of the Company or Parent, as the case may be.
     “Permitted Liens” shall mean (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, (c) Liens in connection with Indebtedness set forth on Section 8.4 of the Company Disclosure Schedule and any permitted refinancing or replacement thereof in accordance with this Agreement and (d) such other Liens that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.
     “person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including without limitation, a Governmental Entity.
     “Stockholders Agreement” shall mean the First Amended and Restated Stockholders Agreement dated as of January 20, 1999, by and between the Company and the other parties named therein, as amended from time to time.
     “Subsidiary” shall mean, with respect to any party, any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) fifty percent

(50%) or more of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).
     Section 8.5 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.
     Section 8.6 Governing Law. THIS AGREEMENT SHALL BE INTERPRETED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF.
     Section 8.7 Submission to Jurisdiction. Each of the parties hereto unconditionally and irrevocably (a) consents to submit itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court within the State of Delaware or, in the event under federal law exclusive jurisdiction is vested in the federal courts, any federal court sitting in the State of Delaware (“Delaware Court”), if required by federal law, in the event of any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, or the breach, termination or validity thereof, (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such Delaware Court and irrevocably waives any objections which it may have now or in the future to the jurisdiction of any Delaware Court, including without limitation, objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Delaware Court, except for an action to enforce an order or judgment of a Delaware Court.
     Section 8.8 Specific Performance. The Company agrees that notwithstanding any breach by Parent or Merger Sub of this Agreement, neither the Company nor any of its affiliates shall be entitled to specific performance of any covenants, agreements or other provisions hereof or any other injunctive or other equitable relief hereunder.
     Section 8.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     Section 8.10 Notices. Any notice, request, instruction or other document required to be given hereunder shall be sufficient if in writing, and sent by confirmed facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:
To Parent or Merger Sub:
AT&T Inc.
208 S. Akard St., Suite 3702
Dallas, Texas 75202
Facsimile:      (214) 746-2103
Attention:      Wayne Watts
                       Senior Executive Vice President and General Counsel
and a copy to:
AT&T Inc.
208 S Akard St., Suite 3611
Dallas, Texas 75202
Facsimile:      (214) 746-2103
Attention:      Rick L Moore
                      Senior Vice President—Corporate Development
with copies to:
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Facsimile:      (310) 712-8890
Attention:       Eric M. Krautheimer
To the Company:
Centennial Communications Corp.
3349 Route 138, Bldg A
Wall, New Jersey 07719
Facsimile:      (732) 556-2245
Attention:      Michael J. Small

                    Chief Executive Officer
and a copy to:
Centennial Communications Corp.
3349 Route 138, Bldg A
Wall, New Jersey 07719
Facsimile:      (732) 556-2245
Attention:      Tony Wolk
                      Senior Vice President, General Counsel
with copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Facsimile:      (212) 735-2000
Attention:       Eric J. Friedman
                       Kenneth M. Wolff
or to such other person or address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.
     Section 8.11 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a constituent corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not impede or materially delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the stockholders of the Company under this Agreement. Subject to this Section 8.11, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
     Section 8.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction and a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.
  Section 8.13 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Voting Agreement, the Confidentiality Agreement and the Amendment Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Notwithstanding anything contained in this Agreement to the contrary, except for (a) following the Effective Time, the right of the Company’s stockholders (other than holders of Excluded Shares) to receive Merger Consideration pursuant to Section 2.1(a) and the holders of Company Stock Options to receive Merger Consideration in respect of the Company Stock Options pursuant to Section 2.2(e) (provided that the Company’s stockholders shall not have the right to enforce their right to receive Merger Consideration against Parent or any of its affiliates while the aggregate Merger Consideration to which the Company’s stockholders are entitled pursuant to Article II remains deposited with the Paying Agent and the Paying Agent has not received any instruction from Parent or any of its affiliates to withhold payment); (b) the right of the Indemnified Parties to enforce the provisions of Section 5.11 hereof (Indemnification and Insurance); and (c) the right of the Company on behalf of its stockholders to pursue damages in the event of Parent’s or Merger Sub’s willful breach of this Agreement (whether or not the Agreement has been terminated pursuant to Article VII), which rights are hereby acknowledged and agreed by Parent and Merger Sub, nothing contained in this Agreement is intended to, and nothing herein shall, confer upon any person other than the parties hereto any rights or remedies hereunder. The third-party beneficiary rights referenced in clause (c) of the preceding sentence of this Section 8.13 may be exercised only by the Company (on behalf of its stockholders or as their agent) through actions expressly approved by the Board of Directors, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right and if any Action by any stockholder with respect to a breach of this Agreement is not dismissed based on pleadings, the third party beneficiary rights contained in clause (c) shall no longer apply.
     Section 8.14 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.
     Section 8.15 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.
     Section 8.16 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, the Company and Parent may (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein, in each case to the extent permitted by applicable Laws. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
     Section 8.17 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CENTENNIAL COMMUNICATIONS CORP.
By:	/s/ Michael J. Small
	Name:	Michael J. Small
	Title:	Chief Executive Officer

AT&T INC.
By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	Senior Vice President - Corporate Development

INDEPENDENCE MERGER SUB INC.
By:	/s/ Richard G. Lindner
	Name:	Richard G. Lindner
	Title:	President